FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Forms S-8 (No. 333-103443) and Form F3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Appendix 4D

National Australia Bank Limited

Half year consolidated report

For the six months ended 31 March 2006

National Australia Bank Limited ABN 12 004 044 937 (the ‘Company’)

A reference in this Appendix 4D to the ‘Group’ is a reference to the Company and its controlled entities.

This half year consolidated report is given to Australian Stock Exchange Limited (ASX) under Listing Rule 4.2A.

This half year consolidated report is to be read in conjuction with the annual financial report 2005.

All currency amounts are expressed in Australian dollars unless otherwise stated.

References in this document to the March 2006 half year are references to the six months ended 31 March 2006.

Other six month periods are referred to in a corresponding manner.

Results for announcement to the market

Reporting period	Previous corresponding period

6 months ended 31 March 2006	6 months ended 31 March 2005

	March 31 2006 $m
Revenue	up	7.5%	to	20,309

Profit after tax attributable to members of the Company	down	27.7%	to	1,994

Net profit attributable to members of the Company	down	27.7%	to	1,994

Dividends

		Franked
	Amount	amount
	per	per
	share	share
Interim dividend	83 cents	80.0%

Previous corresponding period	83 cents	80.0%

Record date for determining entitlements to the interim dividend		8 June 2006

Net profit attributable to members of the Company has decreased 27.7% to $1,994 million for the six months ended 31 March 2006.

Performance has been impacted by a range of factors in the previous corresponding period including the net profit on the sale of Northern Bank Limited and National Irish Bank Limited and restructuring expenses.

The increase in revenue includes growth in interest income and investment revenue, partly offset by the proceeds from the sale of controlled entities in the prior corresponding period of $2,514 million.

For further details refer to the report of the directors on page 4.

National Australia Bank Limited

ABN 12 004 044 937

TABLE OF CONTENTS

Report of the Directors		4
Condensed Consolidated Income Statement		19
Condensed Consolidated Balance Sheet		20
Condensed Consolidated Statement of Recognised Income and Expense		21
Condensed Consolidated Cash Flow Statement		22
Notes to the Half Year Financial Report
1.	Principal Accounting Policies	24
2	Segment Information	60
3.	Revenue	61
4.	Operating Expenses	62
5.	Income Tax Expense	63
6.	Dividends and Distributions	64
7.	Net Tangible Assets	64
8.	Gross Loans, Advances & Acceptances	65
9.	Doubtful Debts	67
10.	Asset Quality	68
11.	Details of Associates and Joint Venture Entities	70
12.	Details of Controlled Entities Acquired or Disposed of During the Period	70
13.	Deposits & Other Borrowings	71
14.	Contributed Equity and Reserves	72
15.	Notes to the Cash Flow Statement	75
16.	Contingent Liabilities & Commitments	77
17.	Disposal Groups Classified as Held for Sale	79
18.	Subsequent Events	80
Directors’ Declaration		81
Independent Review Report		82
Supplementary information
Capital Adequacy		83

REPORT OF THE DIRECTORS

The directors of National Australia Bank Limited (hereinafter referred to as the ‘Company’) present their report, together with the financial statements of the Group, being the Company and its controlled entities, for the half year ended 31 March 2006

Directors

Directors in office at the date of this report are:

Michael A Chaney (Chairman)	Paul J Rizzo

Patricia A Cross	Jillian S Segal

Peter JB Duncan	John M Stewart

Robert G Elstone	John G Thorn

Ahmed Fahour	Geoffrey A Tomlinson

Daniel T Gilbert	Michael Ullmer

Thomas (Kerry) McDonald	G Malcolm Williamson

Board changes

Mrs Patricia A Cross and Mr Thomas (Kerry) McDonald were appointed as non-executive directors on December 1, 2005. All other directors were in office for the entire period covered by this report.

Review of Operations and Group Results

Rounding of Amounts

Pursuant to Class Order 98/100 made by the Australian Securities and Investments Commission on 10 July 1998, the Company has rounded off amounts in this report and the accompanying financial statements to the nearest million dollars, except where indicated.

Profit before Income Tax Expense

Group profit before income tax expense decreased 1.4% from the March 2005 half.

Net Profit attributable to members of the Company

Net profit attributable to members of the Company of $1,994 million for the half year ended 31 March 2006, decreased $764 million or 27.7% compared with the half year ended 31 March 2005.

The March 2006 half year result included the following after tax significant item:

•                                          one off income of $270 million in respect of past service revenue arising out of reform made to the UK defined benefit pension fund, offset by an on-going expense of the Group’s UK defined benefit plans of $38 million after tax.

The March 2005 half year result included the following after tax significant items:

•                                          profit on sale of Northern Bank Limited and National Irish Bank Limited (the ‘Irish Banks’) after all disposal costs of $1,276 million;

•                                          restructuring costs of $248 million;

•                                          reversal of a provision in relation to foreign currency options trading losses of $24 million (after-tax); and

•                                          reversal of PfG restructuring provision of $6 million.

Net profit before significant items of $1,762 million for the half year ended 31 March 2006 increased $62 million or 3.6% compared with the half year ended 31 March 2005.

Net Interest Income

Net interest income increased 20.7% from the March 2005 half. The result reflects the favourable impact of the full adoption of AIFRS in the March 2006 half year. Excluding the impact of AIFRS, net interest income has increased 5.2% from the March 2005 half year.

Volumes by Division

	Half Year to			Fav/(Unfav) Change on Sep 05
Average interest-earning assets (1)	Mar 06 $bn	Sep 05 $bn	Mar 05 $bn	%	Ex FX %(2)
Australian Banking	194.5	158.5	148.9	22.7	22.7
UK Banking	48.3	43.1	53.7	12.1	13.2
New Zealand Banking	31.5	29.8	27.4	5.7	6.2
Institutional Markets & Services	135.6	131.4	141.7	3.2	3.4
Other (3)	(45.8)	(39.7)	(43.8)	(15.4)	(16.4)
Group average interest-earning assets	364.1	323.1	327.9	12.7	12.9

(1)                               Average interest-earning assets include bill acceptances of $35.8bn in the March 2006 half year under AIFRS and intercompany balances.

(2)                               Change expressed at constant foreign exchange rates.

(3)                               Other includes the Wealth Management regional operations, Group Funding, Corporate Centre and Inter-divisional eliminations.

Average interest-earning assets increased $41.0 billion, or 12.7% on the September 2005 half. This was driven primarily by a $12.6 billion increase in loans and advances and the inclusion of $35.8 billion bill acceptances that are reported in the March 2006 period as interest earning assets under AIFRS.

The $12.6 billion increase in loans and advances on the September 2005 half reflects the continued growth in the Group’s housing book and improved business lending. Key factors contributing to this outcome were:

•                                          Australian Banking growth of $5.9 billion (5.7%) in housing lending on the September 2005 half. Non-housing lending grew $3.2 billion (6.8%) primarily in fixed-rate interest-only term lending and leasing, which increased 9.1% and 8.6% respectively;

•                                          Average housing loans in UK Banking increased 18.3% at constant exchange rates on the September 2005 half, due to the growth of the integrated Financial Solutions Centres and the continued development of the Third Party Distribution channel. Average non-housing loan balances in the UK grew 13.0% at constant exchange rates, with growth primarily in overdrafts and variable-rate term lending;

•                                          New Zealand Banking’s average housing portfolio increased 6.7% at constant exchange rates on the September 2005 half reflecting the continued success of the ‘Unbeatable’ campaigns while business lending grew 6.6%, at constant exchange rates;

•                                          Institutional Markets & Services average core lending decreased $2.3 billion or 5.8% on the September 2005 half mainly due to the deconsolidation of special purpose vehicles under AIFRS. Lending to higher yielding counter-parties as a result of new business initiatives has largely offset the planned reduction of low yielding assets.

Average marketable debt securities declined $11.7 billion (33.5%) primarily as a result of $5.7 billion run-off of custodian assets in Australian Banking and an AIFRS transitional adjustment where $5.6 billion in acceptances repurchased by the Group as part of trading activities have been reclassified from trading securities to bill acceptances.

Net Interest Margin

Group net interest margin increased 19 basis points during the half year from 2.12% to 2.31%.

The changes to accounting under AIFRS in the March 2006 half year has had a favourable 9 basis point impact in the current half. After adjusting for AIFRS impacts, the Group net interest margin has increased 8 basis points from the September 2005 half primarily due to the reduction in low margin assets in several businesses.

Gains Less Losses on Financial Instruments at Fair Value

Gains less losses on financial instruments at fair value decreased by $143 million on the March 2005 half mainly due to the recognition of hedging ineffectiveness of $31 million and the inclusion of derivatives costs associated with short term funding under AIFRS. Under AIFRS derivatives associated with funding activity are fair valued and recognised in trading income. Previously under AGAAP, these costs were treated as hedges and accrual accounted, and incorporated as part of net interest income.

Other Operating Income

Other operating income decreased by $411 million or 16.1% (or 15.4% at constant exchange rates) on the March 2005 half to $2,146 million. Excluding the impact of the Irish Banks, other operating income declined $339 million or 13.6% which reflects the following factors:

•                                          Loan fees fell by $332 million reflecting the impact of AIFRS for effective yield ($143 million) and reclassification of income on Bill Acceptances to net interest income ($274 million) and the sale of the Irish Banks. This has been partly offset by an increase in fees driven by the volume growth in the UK integrated Financial Solutions Centres and Third Party Distribution channel and in the Australian region; and

•                                          Revaluation losses on exchangeable capital units of $153 million.

Partly offset by:

•                                          An increase in income for the provision of transitional services to Danske Bank A/S of $48 million (with offsetting expense recorded in operating expenses);

•                                          Income received of $49 million generated primarily through the insurance recovery relating to AUSMAQ Litigation costs;

•                                          Proceeds from the sale of the UK Discretionary Investment Management business to Tilney Investment Management of $13 million;

•                                          Increased income of $20 million reflecting higher master custody and custodian fees driven by customer growth and increased fee income driven by growth in funds under management in Wealth Management Australia; and

•                                          Additional fleet service fees and rental income of $27 million.

Operating Expenses

Operating expenses (excluding charge to provide for doubtful debts and significant expenses) decreased $18 million or 0.5% (or increased 0.4% at constant exchange rates) on the March 2005 half year to $3,884 million. Including the ongoing costs of the Group’s UK defined benefit plans of $54 million (refer to note 3), operating expenses increased $36 million or 0.9% (or 1.9% at constant exchange rates) to $3,938 million. Excluding the impact of the Irish Banks, operating expenses increased $205 million or 5.5%, reflecting:

•                                          Growth in personnel expenses (excluding superannuation and equity based payments) of $144 million (8.8% growth), reflecting salary increases and additional provisions for performance based remuneration. Benefits achieved from restructuring programmes throughout the Group have been partially offset by recruitment to support frontline operations and an increase in the number of contractors in the Australian region as a result of increased investment in critical infrastructure and business efficiency initiatives;

•                                          Higher equity based payments of $30 million, due to higher performance based remuneration;

•                                          An increase of $56 million in the charge to provide for operational risk losses, primarily driven by costs relating to fee refunds for the Choice package, BAD tax and fixed rate interest only loans;

•                                          Higher fees and commissions of $67 million, mainly due to the application of effective yield requirements resulting in items no longer satisfying deferral criteria and increases as a direct result of growth in funds under management in Wealth Management Australia and growth strategies in the United Kingdom;

•                                          Costs associated with the sponsorship of the 2006 Melbourne Commonwealth Games; and

•                                          Higher general expenses of $48 million from the provision of transitional services to Danske Bank A/S;

Partly offset by:

•                                          Lower superannuation costs of $30 million, due primarily to an updated actuarial review in New Zealand in the March 2005 half;

•                                          One-off costs incurred in the March 2005 half of $98 million associated with the Northern Bank robbery and a legal action in South Korea; and

•                                          A reduction in other general expenses, mainly due to the application of effective yield requirements to loan related fee origination costs now deferred of $43 million and $24 million costs of financial planners in the March 2005 half year which are now classified within personnel expenses.

Asset Quality

Although the Australia and United Kingdom regions have been in a rebuilding phase and Institutional Markets and Services in a refocus and stabilising phase, the Group generated growth across its portfolio of gross loans and acceptances in a continuing benign credit environment. During the six months to 31 March 2006:

•                                          The Australian region continued to generate growth across its portfolio, and maintained its strong position in business and private banking;

•                                          The United Kingdom region generated growth pursuant to its strategy under its integrated Financial Services Centre model;

•                                          Although the volume of non accrual loans fell, there has been a slight increase in the ratio of “90 day past due loans to total loans”, particularly in Australia. Although this ratio is influenced by seasonal factors arising from the Christmas and January/February holiday period, it may be the first indication that the credit cycle (which had bottomed over the past two to three years) has begun to emerge from its cyclical low;

•                                          The transition from AGAAP to AIFRS resulted in expected reductions in the Group’s level of bad & doubtful debt provisions, however, coverage levels remain satisfactory.

The Group’s credit framework remains robust and has continued to be enhanced by improvements to processes which has assisted the Group’s growth initiatives via:

•                                          Resources being more effectively positioned to focus on client solutions and cross selling opportunities;

•                                          Increased speed to market with enhanced turnaround times; and

•                                          An overall improvement in customer experience.

Asset composition

The volume of gross loans and acceptances(1) for the Group grew by 7% (excluding AIFRS adjustments) in the March 2006 half year to $322 billion (September 2005 half year increase 7%), largely from strong growth in the geographic regions of Australia, $12 billion (6%) to $222 billion, and the United Kingdom $8 billion (15%) to $62 billion. Including $6 billion of AIFRS adjustments to acceptances in the March 2006 half the Group increased gross loans and acceptances by 9% over the September 2005 half year.

Housing loans remain the largest product segment and amount to $162 billion as at 31 March 2006 (September 2005: $152 billion). AIFRS transitional adjustments to acceptances have resulted in the proportion of housing in the portfolio reducing from 52% to 50%. Term loans grew by $7 billion (9%).

The regional businesses grew strongly over the March 2006 half as a result of the successful implementation of strategies to lift sales and service standards in their businesses. The initial success of these strategies is illustrated by the strong growth rates generated by Australia* (6%), United Kingdom* (18%) and New Zealand* (7%) prior to exchange rate movement.

(1) Includes both loans at amortised cost and at fair value. These are presented separately in the balance sheet.

* Operations excluding Institutional Markets & Services

Trends in the ratings of non-retail exposures and security coverage

Over the March 2006 half the Group has grown its portfolio without materially altering the overall credit quality. The volume of non-retail investment grade equivalent (AAA to BBB-) exposures remains at 76% (FY05: 76%) of the portfolio. However within the investment grade equivalent segment of the portfolio, there has been a decrease of 2% in AAA to BBB+ volumes as a result of Institutional Markets & Services continuing its active capital management program.

As part of the Group’s continuous improvement program and Basel II system and process enhancements, new corporate risk rating (probability of default) and security indicator (loss given default) models will be implemented globally over the next twelve months commencing August/September 2006. The new models are better tailored to various industry segments and regional geographies and increase the granularity of the risk grade scale from 16 to 26 levels and the granularity of security indicators from 4 to 10.

Sample testing to date, however, has indicated that there will be no material impact on loan loss provisioning.

The proportion of well-secured facilities in the non-retail portfolio increased by 1 percentage point during the March 2006 half to 50% of the portfolio. The Group defines a loan to be well secured where bank security is greater than 100% of the facility.

Accruing loans 90 days past due

The proportion of past due loans to gross loans & acceptances increased in the half from 0.28% to 0.30% (partly the result of seasonal issues) resulting in the volume of past due facilities rising in the six months to 31 March 2006 by 17% to $963 million. The increase was primarily driven by Australian housing loan exposures. The Australian region actively manages its past due exposures amending business strategies as appropriate and taking into account its low write off experience and relationship approach to collections.

The movement in Asia from 0.01% to 0.06% is largely from an increase in past due loans from a low base to $1 million.

90 day past due facilities consist of well-secured accruing loans that are more than 90 days past due and portfolio-managed facilities that are not well secured but between 90 and 180 days past due.

Non-accrual loans

Non-accrual loans fell in the March 2006 half year by $43 million to $979 million and as a proportion of the portfolio fell from 0.34% to 0.30%. The largest reductions occurred in New Zealand (36% reduction to $66 million) following the repayment and partial write off of impaired facilities relating to one large agribusiness client, and the full exit of non-accrual loans in the United States, after the gross $26 million write off of their only impaired asset. Non-accrual loans rose in Australia by less than 2% to $769 million.

Net Write Offs

As a proportion of gross loans and acceptances the ratio of half yearly net write offs remains unchanged at 0.07%, however the volume of net write offs in the half year to 31 March 2006 amounted to $225 million, being $32 million higher than the September 2005 half year volume.

The increase in volume is primarily due to a rise in retail net write offs. Business net write offs continue to trend towards cyclical lows – and have been assisted by the benign credit environment and solid asset prices.

Regionally, the rise in New Zealand to $27 million is attributable to the $20 million partial write off of one large agribusiness non-accrual exposure. Similarly the increase in the United States to $23 million is from the complete write off of their only impaired asset offset by minor recoveries on other previously written off exposures. The 19% increase in Europe to $126 million is mostly from increases in write offs in the unsecured segment of the retail portfolio.

Provisioning coverage

The provisioning coverage ratio was adjusted as at 1 October 2005 as a result of the transition from AGAAP to AIFRS. This resulted in the coverage ratio decreasing from 236% to 198%.

During the six months to 31 March 2006 the AIFRS coverage ratio has improved to 209%.

The ratio of collective provisions to total credit risk-weighted assets is 0.62% at 31 March 2006 on an AIFRS basis.

From 1 July 2006, a general reserve for credit losses will be established to align coverage ratios with APRA’s proposed benchmark of 0.5% of total risk-weighted credit risk assets (refer capital adequacy note in the supplementary information).

Retail portfolio

The retail portfolio grew strongly over the March 2006 half by 7% to $174 billion.

During this period, the volume of 90-day delinquent loans increased by 6 basis points to 0.63%, driven primarily by increased delinquencies in the Australian region.

The gross 12-month rolling write off rate for the Group’s retail portfolio rose by only 1 basis point to 0.29% driven by a rise in the write off rate in the United Kingdom unsecured portfolio. Australia maintained its 12-month rolling write off rate at 0.12% as a result of its strong collection and work out performance, assisted by the maintenance of strong asset prices.

Taxation

Total income tax expense for the March 2006 half of $1,341 million was $608 million or 82.9% higher than the March 2005 half.

The effective tax rate excluding statutory funds attributable to the life insurance business for the March 2006 half of 31.2% is consistent with the Group’s corporate tax rate of 30% and compares to 17.4% for the March 2005 half.

The higher income tax expense for the current half reflects higher operating profits before tax in all businesses and increased tax expense attributable to the statutory funds of the life insurance business. The quantum of income tax expense attributable to the statutory funds of the life insurance business is also impacted by Wealth Management products and activities, to which a wide range of tax rates are applied.

The effective tax rate excluding statutory funds attributable to the life insurance business for the March 2005 half of 17.4% was favourably impacted by a once-off tax benefit in relation to the non-assessable profit on sale of the Irish Banks amounting to $393 million. Excluding significant items and the statutory funds attributable to the life insurance business, the effective tax rate for the March 2005 half was 30.2%.

The effective tax rate excluding statutory funds attributable to the life insurance business for the 2005 year was 24.6%, favourably impacted by the non-assessable profit in respect of the sale of the Irish Banks, partly offset by the settlement of the ATO tax dispute.

For details of the Group’s contingent tax liabilities refer to note 15 of the Financial Report.

Significant Items

Pensions revenue

The agreement by staff members and trustees to reforms to the UK pension schemes has resulted in a credit to significant revenue of $270 million ($232 million after tax). Refer to note 3 for further details.

Balance Sheet

Total assets at 31 March 2006 increased to $459,224 million from $422,598 million at 30 September 2005 and $406,280 million at 31 March 2005. Excluding the impact of exchange rate movements, total assets grew $32,760 million or 7.7% during the half. This increase was driven by the growth in loans and advances (including loans accounted for at fair value), customer acceptances and life insurance business investments, partly offset by a decline in marketable debt securities (trading, available for sale and held to maturity investments).

Total liabilities at 31 March 2006 increased to $433,151 million from $391,044 million at 30 September 2005 and $376,677 at 31 March 2005. Excluding the impact of exchange rate movements, total liabilities grew $39,376 million or 10.0% during the half. This increase was driven by the growth in deposits and other borrowings (including deposits accounted for at fair value), liability on acceptances, life insurance policy liabilities and bonds, notes and subordinated debt. Liabilities have also increased as a result of minority interests relating to the life insurance business being reclassified to liabilities from 1 October 2005 under AIFRS.

Total equity at 31 March 2006 in the Group decreased to $26,073 million from $31,554 million at 30 September 2005 and $29,603 million at 31 March 2005. However, excluding minority interests relating to the life insurance business of $6,224 million, which were reclassified to liabilities from 1 October 2005 under AIFRS, total equity increased by $743 million during the half. This increase was primarily driven by an increase in contributed equity, reflecting ordinary share issues, dividend reinvestment and conversion of exchangeable capital units to ordinary shares.

Further discussion on the significant movements in categories of the balance sheet follows:

Lending

	As at			Fav/(Unfav) Change on
	31 Mar 06	30 Sep 05	31 Mar 05	Sep 05 Ex FX%	Mar 05 Ex FX%
	$m	$m	$m
Housing
Australia	123,860	117,718	109,605	5.2	13.0
UK	20,891	17,175	15,289	15.3	36.1
New Zealand	16,431	16,393	15,399	6.8	14.8
Asia	502	494	617	(4.6)	(24.6)
Total housing	161,684	151,780	140,910	6.5	15.5

Term lending (1)	80,663	74,455	72,455	8.0	12.6
Other lending (1)	42,805	42,963	41,926	(1.9)	2.4
Bill acceptances	37,266	27,627	21,567	34.9	72.8
Total lending (gross loans & acceptances)	322,418	296,825	276,858	8.2	17.1

(1)              Includes loans accounted for at fair value of $14,396 million as at 31 March 2006. On the balance sheet, these amounts are included within other financial assets at fair value.

Housing lending has increased by $9,904 million or 6.5% (excluding foreign exchange movements) from the September 2005 half to $161,684 million supported by continued strong residential mortgage markets across all regions.

In Australia, housing lending increased by 5.2% from the September 2005 half, reflecting continued strong growth in the housing sector and sound economic conditions, despite a slight decrease in market share, which reflects the restructure of the proprietary distribution channel and a deliberate strategy to reduce the amount of business through third party channels. The housing lending growth reflects both variable rate products (including 100% offset accounts) as well as fixed rate-lending products.

In the UK, housing lending increased by 15.3% (excluding foreign exchange movements) from the September 2005 half, reflecting strong growth across the integrated Financial Solution Centres (with the opening, upgrading and relocation of more centres), continued growth in the Third Party Distribution channel (inception in May 2004) and the branch network. The UK is continuing to successfully implement its strategy of increasing housing lending and target volume growth expansion strategies, with significant growth in variable rate lending, particularly the highly promoted offset mortgages.

In New Zealand, housing lending increased by 6.8% (excluding foreign exchange movements) from the September 2005 half, with market share remaining constant at March 2006, despite an intensively competitive New Zealand banking environment. Lending volumes grew during the half, driven by sound systems growth in fixed rate housing loans and the continued success of Bank of New Zealand’s “Unbeatable” housing campaign.

Business lending volumes have grown over the half, in all regions, reflecting a combination of strong economic conditions in all regions, increased market share in Australia, continued growth in the UK across the Integrated Financial Solution Centres and New Zealand’s core strength in business banking.

Bill acceptances increased by $9,639 million or 34.9% during the March 2006 half. However as a result of 1 October 2005 AIFRS transition adjustments, acceptances repurchased by the Company as part of trading activities have been reclassified from trading securities to bill acceptances. Excluding the impact of this reclassification, volumes have grown 14.8% over the half as bill acceptances continue to be a product favoured by business customers due to favourable pricing and flexibility.

Marketable Debt Securities

Marketable debt securities (trading, available for sale and held to maturity investments) decreased by 38.7% to $16,225 million during the March 2006 half. The reduction in these securities mainly reflects 1 October 2005 AIFRS transition adjustments, including the accounting for bill acceptances repurchased by the Company and the reclassification of certain securities transferred to other financial assets at fair value following the introduction of this category under AIFRS.

Life insurance business investments and life insurance policy liabilities

Life insurance business investments increased by $4,290 million or 8.6% during the March 2006 half to $54,073 million. This increase in life insurance business investments primarily reflects growth in funds under management and continued strong equity market conditions, particularly international markets.

The increase in life insurance business investments was largely offset by an increase in life insurance policy liabilities as the movement in investment assets primarily reflects returns made on policyholder contributions to the investment linked businesses. As a result, life insurance policy liabilities have increased by $4,223 million or 10.0% to $46,346 million.

Deposits and other borrowings

Total deposits and other borrowings (including deposits and other borrowings at fair value) increased by $3,749 million or 1.8% (0.8% excluding foreign exchange movements) during the March 2006 half to $216,306 million.

Total deposits (including deposits at fair value) increased by $4,278 million or 2.3% (1.4% excluding foreign exchange movements) to $190,305 million during the March 2006 half. This increase reflects sound growth in retail deposit volumes (on-demand and savings deposits), particularly in Australia and the UK. In Australia, growth has resulted from the success of several products launched late in the September 2005 half, such as Business Cash Maximiser deposit products and the iSaver product that was introduced in mid- September 2005 as an alternative to product offerings from competitors. Growth in the UK was primarily in retail term deposits and the current account plus product, driven by the continued expansion of theIntegrated Financial Solutions Centres across England, as well as improved sales focus and pricing initiatives offered. The increase in retail deposits has been partly offset by a decrease in certificates of deposits in

Australia, primarily reflecting the Group’s current strategy of reducing its reliance on short-term borrowings and lengthening its debt maturity profile.

Other borrowings have decreased by $529 million or 2.0% (3.7% excluding foreign exchange movements) to $26,001 million during the March 2006 half. This decrease again mainly reflects the Group’s current strategy of reducing its reliance on short-term borrowings and lengthening its debt maturity profile.

Bonds, notes and subordinated debt

Bonds, notes and subordinated debt increased by $14,232 million or 34.3% during the March 2006 half to $55,722 million. This increase substantially reflects the issuance undertaken to fund asset growth and reflects the Group’s current strategy of reducing reliance on short-term funding and lengthening the term debt maturity profile. This is achieved through utilising various debt issuance programs available to the Group.

During the half, Clydesdale Bank and Bank of New Zealand also issued debt under the Group’s US$30 billion global medium term program. Issuing by these entities in their own name, unguaranteed by National Australia Bank Limited, will further increase the Group’s access to a diverse and liquid investor base within the global capital markets.

Capital Position

Capital ratios and risk-weighted assets are set out below:

	Target ratio	As at
		31 Mar 06	30 Sep 05	31 Mar 05
	%	%	%	%
ACE ratio	4.75 - 5.25	5.77	5.49	5.84
Tier 1 ratio	7.0 - 7.5	8.05	7.86	8.30
Total capital ratio	10.0 -10.5	10.73	10.45	11.37

		As at
		31 Mar 06	30 Sep 05	31 Mar 05
		$m	$m	$m
Risk-weighted assets – credit risk		288,350	276,540	266,854
Risk-weighted assets – market risk		13,474	13,293	12,294
Total risk-weighted assets		301,824	289,833	279,148

Impact of the Australian Equivalents of International Financial Reporting Standards (AIFRS) on Regulatory Capital – effective 1 July 2006

APRA requires regulatory capital to continue to be calculated in accordance with AGAAP until 1 July 2006. As such, the effect to total equity of material AIFRS adjustments to 1 October 2005 and material AIFRS impacts to 31 March 2006 have been reversed for the purposes of calculating the Group’s capital position at 31 March 2006 (refer supplementary information). Final APRA standards on AIFRS are expected shortly and the Group is currently discussing its transitional arrangements with APRA.

Capital Movements during the period

There has been no change to the Company’s target capital ranges during the March 2006 half.

In addition to regulatory capital ratios, the Company uses the adjusted common equity (ACE) ratio as a key capital target. It measures the capital available to support the banking operations, after deducting the Group’s investment in its wealth management operations. As at 31 March 2006, the ACE ratio was 5.77%, an increase from 5.49% at 30 September 2005.

The Group’s ACE and Tier 1 ratios increased during the half and are above the top end of our stated target ranges at 31 March 2006. The increase in these ratios principally reflects the conversion of $545 millionexchangeable capital units into ordinary shares. The increase in the total capital ratio also reflects the issue of GBP 250 million subordinated debt by Clydesdale Bank.

The continuing initiative to reduce low return risk-weighted assets in the Institutional Markets & Services business resulted in a reduction in credit risk RWAs of approximately $7 billion in the half year to March 2006.

As directed by APRA, the Company currently uses the standard method to calculate the market risk capital component of risk-weighted assets. During the half there was an increase of $181 million in the market risk component of risk-weighted assets. Using an internal model, which was applied prior to 31 March 2004, the market risk component of risk-weighted assets at 31 March 2006 amounted to $2,746 million, down from $3,217 million at 30 September 2005. The effect of using the standard method to calculate the market risk component of risk-weighted assets was an increase of $10,728 million (compared to $10,076 million at 30 September 2005).

APRA’s proposals on Tier 1 hybrid capital

On 7 April 2006, APRA released draft prudential standards on Tier 1 hybrid capital. Based on these proposals, hybrid Tier 1 capital will be classified into two categories being Innovative Tier 1, which will belimited to 15% of net Tier 1 capital, and a new category of Non-Innovative Tier 1 representing 10% of net Tier 1 capital. Non-Innovative Tier 1 capital includes perpetual non-cumulative preference shares issued either on a stand-alone basis or via a stapled structure. APRA proposes to introduce these rules from 1 July 2006, however the new limits will not apply until 1 January 2008, coinciding with the implementation of the Basel II Framework. A further transitional period, until 1 January 2010, will apply for entities that are materially affected by the proposed changes.

Other Matters

Claim for compensation for foreign currency options trading losses

In September 2005, the Company issued letters of demand claiming compensation exceeding $539 million against ICAP plc and another broker in relation to the foreign currency options trading losses announced inJanuary 2004.

The Company is seeking compensation for losses including foreign currency trading losses, additional expenses and loss of profit as a result of the disruption to foreign currency options trading services. TheCompany has also indicated its intention to seek exemplary damages against ICAP plc and another broker in any proceedings brought against those firms. The Company has conducted a detailed forensic investigation over the course of more than a year in preparing its claims, and has also had regard to evidence gained during inquiries by APRA and PricewaterhouseCoopers.

The Company is confident it has a strong case to seek compensation from the parties involved in the foreign currency options trading losses. While the Company would prefer to resolve its claims against those partiesby negotiation, it may be necessary for it to bring legal proceedings against them to enforce its rights.

New ongoing employment arrangement for the Company’s Group Chief Executive Officer John Stewart

The Group announced in December 2005 that the Company’s Group Chief Executive Officer John Stewart agreed to terms of a new ongoing employment arrangement.

Commission certifies new NAB Enterprise Agreement

The Group announced in February 2006 that it has certified a new three-year Enterprise Agreement in the Australian Industrial Relations Commission (AIRC). The new Enterprise Agreement 2006-2009 covers all employees, including NAB and MLC staff formerly covered by separate agreements.

UK staff support changes to UK pension schemes

The Group announced in March 2006 that its UK staff have supported a series of reforms to their final salary and defined contribution pension schemes.

The proposed reforms were put to a ballot of the members of the three defined benefit schemes (approximately 7,000 in the Clydesdale Bank and Yorkshire Bank schemes, 800 in the National Australia Bank scheme) and the 1,200 members of the defined contributions scheme.

Key aspects of the proposed reforms to the defined benefit schemes are as follows:

•                                          All defined benefits accrued to 31 March 2006 are unaffected and the defined benefit schemes remain non-contributory.

•                                          From 1 April 2006, the defined benefit schemes moved to a structure known as “career average”, under which members earn “blocks” of pension every year. Rather than receiving a pension based solely on a final salary at retirement, the proposed structure builds pension benefits year-on-year based on a member’s annual salary.

•                                          NAB will make a one-off contribution of £100 million across its three defined benefit schemes in the 2006 financial year. This contribution will reduce the deficit with no resulting material profit and loss impact. Further discussions will now be entered into with the Trustee boards on an appropriate basis to address the remaining deficit.

•                                          The proforma AIFRS impact of these reforms on a full year, ongoing basis, would result in a pension expense reduction of between £15 million and £20 million.

Australian Stock Exchange Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations

Under recommendation 7.2 of the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice recommendations, the Group Chief Executive Officer and the Director, Finance and Risk are required to state to the Board in writing that the certifications they give to the Board under Recommendation 4.1(as to the integrity of the Company’s financial statements) are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board, and that the Company’s risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

In relation to the 2005 financial year, these certifications given by the Group Chief Executive Officer, and the Director, Finance and Risk referred to certain matters relating to controls and procedures and internal control over financial reporting as at 30 September 2005, (as set out on pages 65 & 66 of the Company’s 2005 Annual Financial Report, and summarised below).

Progress has been made in addressing each of the matters and whilst one matter is now considered to be sufficiently remediated, several remain reported for the 31 March 2006 half year. Details of these matters, updated for any recent developments, are summarised below:

Matters reported in 2005 Annual Financial Report with relevance to March 31, 2006 half year

•                                          The discovery of unauthorised trading in foreign currency options: In January 2004, the Company announced that it had identified losses relating to unauthorised trading in foreign currency options. In the investigation of those losses it was found that there were significant issues in relation to risk systems, procedures and organisational culture. In the 2005 Annual Financial Report there were four key areas disclosed as still requiring remediation. These were:

•                  Design and implementation of improved governance structures;

•                  Validation of complex models;

•                  Regular reconciliation of key data flows; and

•                  Improvements to the corporate culture.

As of the 31 March 2006 half-year the matters surrounding the design and implementation of improved governance structures and improvements to the corporate culture have been addressed and are discussed in further detail below. Progress is ongoing with regard to the remaining two issues.

•                                          The extent of manual processes necessary in order to compensate for the identified systems deficiencies: While the core financial information systems of the Company are considered sound and controlled effectively, further improvement is necessary to the Company’s disclosure controls and procedures and internal controls over financial reporting. In particular there are identified system deficiencies where the Company relies extensively on manual controls and processes together with key personnel in mitigating the risk arising from these deficiencies.

Related to this, on 27 February 2006 the Company announced to the ASX that corrections were required in relation to certain classification disclosures included in Notes 11 and 16 of the 2005 Annual Financial Report and that the classifications were derived from ancillary systems, requiring manual processing.

The operation of key manual controls and processes will continue to be reviewed and tested as part of Company’s assessment of the integrity of the internal control framework over financial reporting, as part of the Company’s Sarbanes-Oxley 404 compliance program for the full year to 30 September 2006. Management will continue to progress the resolution of the identified deficiencies to reduce the reliance on the manual controls.

Other matters reported in 2005 Annual Financial Report now addressed

•                                          Organisational and cultural change: The 2005 Annual Financial Report noted the progress made in addressing the organisational cultural issues highlighted in the Company’s 2004 results following the APRA investigation into the unauthorised foreign currency option trading. The Company has continued to address these matters and has been advised that APRA considers sufficient progress has been made for closure of the cultural remedial actions raised in that investigation, subject to ongoing monitoring and a specific review by Internal Audit later this year. This will continue to be an area of focus for senior management and the Board.

Matters reported in the 2005 Annual Financial Report not considered relevant for March 2006 half year reporting

•                                          Reconciliation with US GAAP:

A reconciliation of the financial statements to US GAAP is not included in the March 2006 half year reporting and this disclosure is therefore not relevant for the March 2006 half year financial statements. Focus on this issue however continues to further improve processes for the full year to 30 September 2006. Reference should be made to the 2005 Annual Financial Report for further information.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required by section 307C of the Corporations Act 2001 (Cth) is set out on the following page and forms part of this report.

Directors’ signatures

Signed in accordance with a resolution of the directors:

Michael A Chaney	John M Stewart

Chairman	Group Chief Executive Officer

11 May 2006

•	Ernst & Young Building	•	Tel 61 3 9288 8000
	8 Exhibition Street		Fax 61 3 8650 7777
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Auditor’s Independence Declaration to the Directors of National Australia Bank Limited

In relation to our review of the financial report of National Australia Bank Limited for the half-year ended 31 March 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

SJ Aldersley
Partner
11 May 2006

Liability limited by a scheme approved under
Professional Standards Legislation.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the half year ended	Note	Mar 06	Mar 05
		$m	$m

Interest income		12,191	10,230
Interest expense		(7,999)	(6,758)
Net interest income		4,192	3,472

Premium and related revenue		460	434
Investment revenue		4,976	2,812
Claims expense		(262)	(287)
Change in policy liabilities		(3,891)	(2,071)
Policy acquisition and maintenance expense		(390)	(365)
Investment management fees		(19)	(18)
Net life insurance income		874	505

Gains less losses on financial instruments at fair value	3	203	346
Other operating income	3	2,146	2,557
Significant revenue
Pensions revenue	3	333	—
Proceeds from the sale of controlled entities	15(e)	—	2,514
Total other income		2,682	5,417

Personnel expenses	4	(1,920)	(1,908)
Occupancy related expenses	4	(262)	(277)
General expenses	4	(1,702)	(1,717)
Charge to provide for doubtful debts	9	(270)	(281)
Significant expenses
Foreign currency options trading losses		—	34
Restructuring provision		—	(356)
PfG restructuring provision		—	9
Cost of foreign controlled entity sold	15(e)	—	(1,253)
Total operating expenses		(4,154)	(5,749)

Profit before income tax expense		3,594	3,645
Income tax expense	5	(1,341)	(733)
Net profit		2,253	2,912
Net profit attributable to minority interest - Life insurance business		(259)	(154)
Net profit attributable to members of the Company		1,994	2,758

		cents	cents
Basic earnings per share		118.8	173.5
Diluted earnings per share		117.7	169.4

CONDENSED CONSOLIDATED BALANCE SHEET

		As at
	Note	31 Mar 06	30 Sep 05	31 Mar 05
		$m	$m	$m
Assets
Cash and liquid assets		10,903	8,441	6,941
Due from other banks		21,880	15,595	18,641
Trading derivatives		16,188	13,959	17,122
Trading securities		11,440	15,154	19,460
Investments - available for sale		3,080	3,860	3,484
Investments - held to maturity		1,705	7,466	8,666
Investments relating to life insurance business		54,073	49,783	43,329
Other financial assets at fair value		19,387	—	—
Hedging derivatives		166	—	—
Loans and advances	8	266,458	264,674	250,974
Due from customers on acceptances	8	37,266	27,627	21,567
Property, plant and equipment		3,794	3,829	3,818
Investments in associates and joint ventures		15	16	47
Goodwill and other intangible assets		5,429	5,458	5,436
Deferred tax assets		1,662	1,734	1,717
Other assets		5,778	5,002	5,078

Total assets		459,224	422,598	406,280

Liabilities
Due to other banks		38,964	36,322	35,020
Trading derivatives		14,246	12,613	14,911
Other financial liabilities at fair value		16,891	1,487	1,730
Hedging derivatives		587	—	—
Deposits and other borrowings	13	206,607	212,557	208,236
Liability on acceptances		31,794	27,627	21,567
Life insurance policy liabilities		46,346	42,123	38,494
Current tax liabilities		209	145	136
Deferred tax liabilities		1,574	1,226	1,101
Provisions		1,612	1,847	1,505
Bonds, notes and subordinated debt		55,722	41,490	39,610
Other debt issues		1,681	1,559	1,586
Defined benefit pension scheme liabilities		571	978	999
Managed fund units on issue		6,111	—	—
Other liabilities		10,236	11,070	11,782

Total liabilities		433,151	391,044	376,677

Net assets		26,073	31,554	29,603

Equity
Contributed equity	14	11,920	10,855	10,685
Reserves	14	714	814	826
Retained profits	14	13,439	13,661	13,985

Total equity (parent entity interest)		26,073	25,330	25,496
Minority interest in controlled entities Life insurance business		—	6,224	4,107

Total equity		26,073	31,554	29,603

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Half Year to
	Mar 06	Mar 05
	$m	$m

Actuarial gains and losses from defined benefit pension plans	56	(68)
Cash flow hedges
Gains/(losses) taken to equity	15	—
Transferred to income statement for the period	(23)	—
Exchange differences on translation of foreign operations	290	(351)
Realised gains and dividend income on treasury shares	22	10
Income tax on items taken directly to or transferred directly from equity	1	—
Net income recognised directly in equity	361	(409)
Net profit for the period	2,253	2,912
Total net income recognised for the period	2,614	2,503

Attributable to:
Members of the parent	2,355	2,349
Minority interest	259	154
Total net income recognised for the period	2,614	2,503

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the half year ended	Note	Mar 06	Mar 05
		$m	$m
Cash flows from operating activities
Interest received		11,485	10,301
Interest paid		(7,293)	(6,812)
Life insurance
Premiums received		3,794	3,879
Investment and other revenue received		747	693
Policy payments		(3,516)	(3,299)
Fees and commissions paid		(190)	(176)
Net trading revenue received/(paid)		2,100	(812)
Other operating income received		2,200	2,366
Cash payments to employees and suppliers
Personnel expenses paid		(1,970)	(1,878)
Other operating expenses paid		(1,820)	(2,273)
Goods and services tax paid		(25)	(23)
Cash payments for income taxes		(826)	(745)
Cash flows from operating activities before changes in operating assets and liabilities		4,686	1,221
Changes in operating assets and liabilities arising from cash flow movements
Net placement of deposits with and withdrawal of deposits from supervisory central banks that are not part of cash equivalents		59	7
Net payments for and receipts from transactions in acceptances		869	—
Net funds advanced to and receipts from customers for loans and advances		(13,358)	(17,118)
Net acceptance from and repayment of deposits and other borrowings		(140)	3,131
Movement in life insurance business investments
Purchases		(4,226)	(6,887)
Proceeds from disposal		4,216	6,145
Net movement in other life insurance assets and liabilities		(610)	(161)
Net payments for and receipts from transactions in trading securities		(1,296)	4,807
Net payments for and receipts from trading derivatives		(2,678)	731
Net funds advanced to and receipts from other financial assets designated at fair value through profit and loss		(138)	—
Net funds advanced to and receipts from other financial liabilities designated at fair value through profit and loss		3,892	888
Net decrease/(increase) in other assets		(420)	(935)
Net increase/(decrease) in other liabilities		2,849	893
Net cash provided by/(used in) operating activities	15(a)	(6,295)	(7,278)

For the half year ended	Note	Mar 2006	Mar 2005
		$m	$m
Cash flows from investing activities
Movement in investments - available for sale
Purchases		(9,719)	(3,172)
Proceeds from disposal		1,480	1,339
Proceeds on maturity		9,219	2,673
Movement in investments - held to maturity
Purchases		(3,047)	(12,632)
Proceeds on maturity		4,626	14,713
Movement in shares in joint venture entities
Proceeds on disposal		—	18
Proceeds from sale of controlled entities, net of cash disposed and costs to sell	15(e)	2	2,316
Purchase of property, plant, equipment and software		(753)	(760)
Proceeds from sale of property, plant, equipment and software, net of costs		357	209
Net cash used in investing activities		2,165	4,704
Cash flows from financing activities
Repayments of bonds, notes and subordinated debt		(1,858)	(1,116)
Proceeds from bonds, notes and subordinated debt, net of costs		14,575	6,375
Proceeds from issue of ordinary shares, net of costs		25	14
Proceeds from issue of Trust Preferred Securities II, net of costs		—	1,014
Dividends and distributions paid		(1,402)	(1,312)
Net cash provided by financing activities		11,340	4,975
Net increase/(decrease) in cash and cash equivalents		7,210	2,401
Cash and cash equivalents at beginning of period		(12,459)	(12,531)
Effects of exchange rate changes on balance of cash held in foreign currencies		(345)	570
Cash and cash equivalents at end of period	15(b)	(5,594)	(9,560)

1 (a) PRINCIPAL ACCOUNTING POLICIES

This general purpose financial report for the interim half year reporting period ended 31 March 2006 has been prepared in accordance with the requirements of the ASX listing rules, the Corporations Act 2001 (Cth) and AASB 134, Interim Financial Reporting.

This interim report does not contain all disclosures of the type normally found within a full annual financial report. This report should be read in conjunction with the 30 September 2005 annual financial report. The 30 September 2005 annual financial report was prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs from Australian equivalents to International Financial Reporting Standards (AIFRS) in certain respects. This report complies with AIFRS as it relates to interim financial reports.

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosed amount of contingent liabilities. Assumptions made at each balance sheet date are based on best estimates at that date. Although the Group has internal control systems in place to ensure that estimates are reliably measured, actual amounts may differ from those estimates. It is not anticipated that such differences would be material.

Comparative amounts relating to the financial year ending 30 September 2005 are not prepared in accordance with AASB 139 “Financial Instruments: Recognition and Measurement” (AASB 139), AASB 132 “Financial Instruments: Presentation and Disclosure” (AASB 132) or AASB 4 “Insurance Contracts” (AASB 4) as these standards are only applicable from 1 October 2005. As a consequence, a brief explanation of the primary differences in accounting policies for comparative periods has been provided where the impact is material.

(a)                                  Basis of preparation

The financial statements have been prepared under the historical cost convention, as modified by the application of fair value measurements as required by the relevant accounting standards.

(b)                                  Statement of compliance

The Group’s accounting policies have changed as a result of the adoption of AIFRS and comparatives for the interim period ended 31 March 2005 and full year ended 30 September 2005 have been restated accordingly. The Group has applied AIFRS retrospectively to all periods covered by this financial report and to the opening balance sheet as at 1 October 2004. However, the Group has chosen to take advantage of the exemption available within AASB 1 “First-Time Adoption of Australian Equivalents to International Financial Reporting Standards” and not restate comparatives in respect of the application of AASB 139, AASB 132 or AASB 4 Comparison of current and prior period results and financial position should be made in conjunction with the notes detailing the major impacts of the transition to AIFRS.

In accordance with AASB 1 the Group has applied exemptions relating to the following areas on transition to AIFRS:

•                                          Business combinations undertaken prior to 1 October 2004 have not been re-stated;

•                                          Cumulative translation differences carried within the foreign currency revaluation reserve have been deemed to be zero as at 1 October 2004;

•                                          No adjustment for share based payments granted on or before 7 November 2002 has been reflected in the financial statements; and

•                                          Certain previously recognised financial instruments have been designated on initial recognition at 1 October 2005 as a financial asset or financial liability at fair value through profit or loss.

(c)                                  Early adoptions

The Group has elected to early adopt the amendments made to AASB 119 “Employee Benefits” (revised in December 2004) for the interim period ended 31 March 2006. Comparatives have also been adjusted in accordance with AASB 108 “Accounting Policies, Changes in Accounting Estimates and Errors.”

In addition the Group has elected to early adopt the amendments made to AASB 139 by AASB 2005-4 Amendments to Australian Accounting Standards (AASB 139, AASB 132, AASB 1, AASB 1023 & AASB 1038) (Fair Value Option – issued in June 2005), for the interim period ended 31 March 2006. In accordance with the approach to application of AASB 139 outlined in (b) above, comparatives have not been adjusted.

(d)                                  Currency of presentation

All amounts are expressed in Australian dollars unless otherwise stated.

(e)                                  Rounding of amounts

In accordance with Australian Securities and Investments Commission Class Order 98/100 dated July 10, 1998, all amounts have been rounded to the nearest million dollars, except where indicated.

(f)                                    Principles of consolidation

(i) Controlled entities

The consolidated financial report comprises the financial report of the Company and its controlled entities. Controlled entities are all those entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies so as to obtain benefits from their activities.

Entities are consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The effects of transactions between entities within the economic entity are eliminated in full upon consolidation.

Outside interest in the equity and results of the entities that are controlled by the Company are shown as a separate item, ‘minority interest’, in the consolidated financial report.

Statutory funds of the Group’s life insurance business have been consolidated into the financial report. The financial report consolidates all of the assets, liabilities, revenues and expenses of the statutory funds and non-statutory fund life insurance business irrespective of whether they are designated as relating to policyholders or shareholders. In addition, where the Group’s life insurance statutory funds have the capacity to control managed investment schemes in which they are the majority investor, the Group has consolidated all of the assets, liabilities, revenues and expenses of these managed investment schemes.

Change in accounting policy

The AIFRS consolidation rules require the Group to consolidate some securitisation special purpose entities that were not previously consolidated under AGAAP. The consolidation rules impact both existing and new securitisation arrangements involving the Group’s assets and those of its customers. Special purpose entities require consolidation where the Group has access to the majority of the residual income or is exposed to the majority of the residual risk associated with the special purpose entity.

(ii) Associates

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in material associates are accounted for using the equity method. The Group’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

(iii) Investments in joint venture entities

The Group’s interests in material joint venture entities are accounted for using the equity method.

(g)                                 Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial report is presented in Australian dollars, which is the Company’s functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary items, such as equity securities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equity securities classified as available-for-sale financial assets, are included in a fair value reserve in equity.

(iii) Controlled and other entities

The results and financial position of all of the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•                                          assets and liabilities for each balance sheet are translated at the closing rate at the date of that balance sheet;

•                                          income and expenses for each income statement are translated at average exchange rates; and

•                                          all resulting exchange differences are recognised as a separate component of equity in the foreign currency translation reserve.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

(h)                                 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. For the purposes of segment reporting disclosures, the Group’s activities are reported in the following segments: Total Australia, Total UK, Total New Zealand, Institutional Markets and Services, and Other.

(i)                                    Fair value measurement

Fair value is defined as the amount for which an asset could be exchanged or a liability settled, between willing parties in an arm’s length transaction.

Where the classification of a financial asset or liability requires it to be stated at fair value, the fair value is determined by reference to the quoted bid or offer price in the most advantageous active market to which the Group entity has immediate access, wherever possible. An adjustment for credit risk is also incorporated into the fair value.

Fair value for a net open position that is a financial liability quoted in an active market is the current offer price, and for a financial asset the bid price, multiplied by the number of units of the instrument held or issued.

Where no such active market exists for the particular asset or liability, the Group uses a valuation technique to arrive at the fair value, including the use of transaction prices obtained in recent arm’s length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. In doing so fair value is estimated using a valuation technique that makes maximum use of observable market inputs and places minimal reliance upon entity-specific inputs.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e., the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e., without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. When such evidence exists, the Group recognises the profit on initial recognition (i.e on day one).

Primary difference in comparative financial periods

Under previous AGAAP, financial instruments were typically valued at mid-market prices.

Assets

(j)                                    Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months’ maturity from the date of acquisition, including: cash and liquid assets, amounts due from other banks, including central banks, (to the extent less than 90 days) and short-term government securities.

Cash and cash equivalents are brought to account at the face value or the gross value of the outstanding balance where appropriate.

(k)                                Acceptances

The Group’s liability arising from the acceptance of bills of exchange and the asset under acceptance representing the claims against its customer are measured initially at fair value and subsequently at amortised cost. When the Group discounts its own acceptance, the acceptance liability is derecognised. When the Group re-discounts its own acceptance an acceptance liability is re-recognised and the asset remains recognised as an acceptance. The difference between the purchase and sale of the Group’s own acceptance will give rise to realised profits and losses that will be recognised in the income statement. Bill acceptance fees are deferred and amortised on an effective yield basis over the life of the instrument.

Primary difference in comparative financial periods

Under previous AGAAP, the Group’s liability arising from the acceptance of bills of exchange and the asset under acceptance representing the claims against its customer are measured at face value. When the Group discounted its own acceptances the asset was reclassified to trading securities. Fee income was recognised on a cash basis.

(l)                                    Derivative financial instruments and hedge accounting

All derivatives are recognised in the balance sheet at fair value on trade date. All derivatives are classified as trading except where they are designated as a part of an effective hedge relationship. The carrying value of a derivative is remeasured at fair value throughout the life of the contract. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

The method of recognising the resulting fair value gain or loss on a derivative depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge); or, (2) hedges of highly probable future cash flows attributable to a recognised asset or liability, or a highly probable forecast transaction (cash flow hedge). Hedge accounting is used for derivatives designated in this way provided certain criteria are met.

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, the risk being hedged and the Group’s risk management objective and strategy for undertaking these hedge transactions. The Group documents how effectiveness will be measured throughout the life of the hedge relationship. In addition, the Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(i) Fair value hedge

The carrying value of the hedged item on initial designation is adjusted for the fair value attributable to the hedged risk. Subsequent to initial designation, changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item is amortised to the income statement on an effective yield basis over the remaining period of the original hedge relationship.

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. The carrying value of the hedged item is not adjusted. Amounts accumulated in equity are transferred to the income statement in the period(s) in which the hedged item will affect profit or loss (for example, when the forecast sale that is hedged takes place).

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(iii) Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

(iv) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. This could occur for two reasons:

•                                          The Group has classified the derivative as a trading item; or

•                                          The derivative does not meet the criteria for hedge accounting.

In both of these cases the derivative is classed as a trading derivative. Changes in the fair value of the derivative instrument are recognised immediately in the income statement.

Certain derivatives embedded in financial instruments, such as an option embedded in a debt instrument to extend the instrument with no concurrent adjustment to the interest rate on the instrument to the approximate market rate at this time, are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are bifurcated and measured at fair value with changes in fair value recognised in the income statement.

Primary difference in comparative financial periods:

In the comparative period, derivatives (other foreign currency) that are held or issued for purposes other than trading are not recorded on balance sheet. The net revenue or expense on derivatives used to manage interest rate exposures is recorded in the income statement on an accruals basis. If a derivative that is used to manage an interest rate exposure is terminated early, any resulting gain or loss is deferred within ‘other assets’ or ‘other liabilities’ and amortised to the income statement over the remaining period originally covered by the terminated contract. If the underlying interest rate exposure position ceases to exist, any deferred gain or loss is recognised immediately in the income statement.

Interest accruals, premiums and realised settlement amounts arising on derivatives used to hedge exposures arising from anticipated future transactions, are deferred within other assets or other liabilities until such time as the accounting impact of the anticipated transaction is recognised in the financial report. Such amounts only qualify for deferral where there is a high probability of the future transaction materialising. If it becomes apparent that the future transaction will not materialise, any deferred amounts are recognised immediately in the income statement.

(m)                              Items classified as fair value through profit and loss

This category has two sub-categories: financial assets held for trading and those designated as fair value through profit and loss on initial recognition.

Purchases and sales of financial assets classified within fair value through profit and loss are recognised on trade date, being the date that the Group is committed to purchase or sell a financial asset.

(i)  Financial assets held for trading

A financial asset is classified as held-for-trading if it is acquired principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative not in a qualifying hedge relationship.

Held-for-trading financial assets are initially recognised at fair value with transaction costs being recognised in the income statement immediately. Subsequently they are measured at fair value. Gains and losses on held-for-trading financial assets are recognised in the income statement as they arise.

(ii) Financial instruments designated at fair value through profit and loss

Upon initial recognition financial assets may be designated as fair value through profit and loss. Restrictions are placed on the use of this designated fair value option. This classification can only be used in the following circumstances:

•                                          if an embedded derivative is required to be separated from the host contract but is unable to be reliably fair valued; or

•                                          designating instruments will eliminate or significantly reduce measurement or recognition inconsistencies (eliminate an accounting mismatch) that would otherwise arise from measuring assets or liabilities on a different basis; or

•                                          assets and liabilities are both arranged and their performance is evaluated on a fair value basis in accordance with documented risk management and investment strategies.

Once a financial instrument has been designated at fair value through profit and loss upon initial recognition, it is not possible to subsequently change the designation.

Primary difference in comparative financial periods

This accounting classification is applicable to the Group prospectively for reporting periods commencing from 1 October 2005. This accounting policy has not been applied in the comparative reporting periods.

(n)                                 Available for sale investments

Available for sale investments are non-derivative financial assets that are designated as available for sale and are not categorised into any of the categories of (i) fair value through profit and loss, (ii) loans and receivables or (iii) held to maturity. Available for sale investments primarily comprise debt and equity securities.

Available for sale investments are initially recognised at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value are included as a separate component of equity until sale when the cumulative gain or loss is transferred to the income statement. Diminution in value due to impairment is recognised immediately within the income statement.

Interest income is determined using the effective interest method. Impairment losses and translation differences on monetary items are recognised in the income statement. Available for sale investments are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.

Consistent with financial assets classified as fair value through profit and loss the Group applies trade date accounting to purchases and sales of available for sale investments.

Primary difference in comparative financial periods

Whilst the Group classified financial assets as available for sale, they were recorded at the lower of aggregate cost and fair value. Cost is adjusted for the amortisation of premiums and accretion of discounts to maturity. Unrealised losses in respect of market value adjustments and realised profits and losses on available for sale securities have been recognised within the income statement.

(o)                                  Held to maturity financial assets

Held to maturity investments are non-derivative financial assets with fixed or determinable payments that the Group has the intention and ability to hold to maturity. Held to maturity assets are initially recognised at fair value and subsequently recorded at amortised cost using the effective interest method.

(p)                                  Repurchase and reverse repurchase agreements

Securities sold subject to repurchase agreements (‘repos’) are reclassified in the financial statements as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral. The counterparty liability is included in amounts due to other banks, deposits from banks, other deposits or deposits due to customers, as appropriate.

Securities purchased under agreements to resell (‘reverse repos’) are recorded as loans and advances to banks or customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements.

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income. The obligation to return them is recorded at fair value as a trading liability.

(q)                                  Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as ‘available for sale’. They arise when the Group provides money or services directly to a customer with no intention of trading the loan.

Loans and receivables are initially recognised at fair value including direct and incremental transaction costs. They are subsequently recorded at amortised cost, using the effective interest method, net of any provision for doubtful debts. They are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.

As noted above, in certain limited circumstances the Group applies the fair value measurement option to financial assets. This option is applied to loans and advances where there is an embedded derivative that the Group is not able to reliably determine a separate fair value for that embedded derivative.

Primary difference in comparative financial periods

Loans and receivables are carried at recoverable amount represented by the gross value of the outstanding balance adjusted for a provision for doubtful debts and unearned income. Interest is recognised as revenue when interest is earned.

(r)                                  Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a portfolio of financial assets is impaired. A financial asset or portfolio of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and prior to the balance sheet date (‘a loss event’), and that loss event or events has had an impact on the estimated future cash flows of the financial asset or the portfolio that can be reliably estimated.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

For loans and receivables and held to maturity investments, the amount of impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss is recognised using an allowance account and the amount of the loss is included in the income statement.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure costs for obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar risk characteristics, taking into account asset type, industry, geographical location, collateral type, past-due status and other relevant factors. These characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the counterparty’s ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist. In addition, the Group uses its experienced judgement to estimate the amount of an impairment loss. This incorporates amounts calculated to overcome model deficiencies and systemic risks where appropriate and supported by historic loss experience data. The use of such judgements and reasonable estimates is considered by management to be an essential part of the process and does not impact reliability.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Following impairment, interest income is recognised using the original effective rate of interest which was used to discount the future cash flows for the purpose of measuring the impairment loss.

When a loan is uncollectible, it is written off against the related provision. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision in the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

In the case of equity instruments classified as available for sale, the Group seeks evidence of a significant or prolonged decline in the fair value of the security below its cost to determine whether impairment exists. Where such evidence exists, the cumulative net loss that has been previously recognised directly in equity is removed from equity and recognised in the income statement. In the case of debt instruments classified as available for sale, impairment is assessed based on the same criteria as all other financial assets. Reversals of impairment of debt securities classified as available for sale are recognised in the income statement. Reversals of impairment of equity instruments classified as available for sale are not recognised in the income statement. Increases in the fair value of equity shares classified as available for sale after impairment are recognised directly in equity.

Primary difference in comparative financial periods

The Group adopted a statistically based provisioning method for its general provision for doubtful debts, consistent with other large financial institutions. Under this method, the Group estimates the level of losses inherent, but not specifically identified, in its existing credit portfolios at balance date. This approach considered latent risks inherent in the portfolio over the full life of the loan. The statistical provisioning method is applied to existing credit portfolios, including loans and advances drawn down in the current year.

(s)                                  Goodwill and other intangible assets

Goodwill arises on the acquisition of an entity, and represents the excess of the fair value of the purchase consideration and direct costs of making the acquisition, over the fair value of the Group’s share of the net assets at the time of the acquisition.

Goodwill is capitalised and reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of these cash-generating units is represented by an individual primary reporting segment, or a subdivision of a primary segment.

For intangible assets subject to amortisation, the asset must be assessed for indicators of impairment at each reporting date. Intangible assets not subject to amortisation must be reviewed annually for impairment.

The identifiable and directly associated external and internal costs of acquiring and developing software are capitalised and recognised as an intangible asset where the software is controlled by the Group, and where it is probable that future economic benefits that exceed its cost will flow from its use over more than one year. Costs associated with maintaining software are recognised as an expense as incurred. Capitalised computer software costs are amortised on a straight-line basis over their expected useful lives, usually this is of between three and five years. Impairment losses are recognised in the income statement as incurred.

Computer software is stated at cost, less amortisation and impairment losses, if any.

Primary difference in comparative financial periods

Under AGAAP, goodwill is amortised from the date of acquisition by systematic charges on a straight line basis to the income statement over the period in which the benefits represented by the goodwill asset are expected to arise, but not exceeding 20 years.

(t)                                    Property, plant and equipment

Property assets (land and buildings) are revalued annually by directors to reflect fair values. Directors’ valuations are based on advice received from independent valuers and regular independent valuations.

Revaluation increments are credited directly to the asset revaluation reserve. However, the increment will be recognised in the income statement to the extent it reverses a revaluation decrement previously recognised as an expense. Revaluation decrements are charged against the asset revaluation reserve to the extent that they reverse previous revaluation increments for a specific asset. Any excess is recognised as an expense in the income statement. This policy is applied to assets individually. Revaluation increases and decreases are not offset, even within a class of assets, unless they relate to the same asset.

All other items of property, plant and equipment are carried at cost, less accumulated depreciation and any impairment losses.

Property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of (i) the asset’s fair value less costs to sell and (ii) the asset’s value in use.

Where a group of assets working together supports the generation of cash inflows largely independent of cash inflows from other assets or groups of assets, recoverable amount is assessed in relation to that group of assets (cash-generating unit).

With the exception of freehold land, all items of property, plant and equipment are depreciated or amortised using the straight-line method at the rates appropriate to its estimated useful life to the Group. For major classes of property, plant and equipment, the annual rates of depreciation or amortisation are: buildings – 3.3%; leasehold improvements – up to 10%; furniture, fixtures and fittings and other equipment – from 10% to 20%; motor vehicles 20%; personal computers – 33.3%; and other data processing equipment – from 20% to 33.3%.

Assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

Gains or losses on the disposal of property, plant and equipment, which is determined as the difference between the net sale proceeds if any and the carrying amount at the time of sale are included in the income statement.

Any realised amounts in the asset revaluation reserve are transferred directly to retained earnings.

(u)                                 Leases

(i) As lessee

The leases entered into by the Group as lessee are primarily operating leases. Operating lease rentals are charged to the income statement on a straight-line basis over the term of the lease.

When an operating lease is terminated before the end of the lease period, any payment made to the lessor by way of penalty is recognised as an expense in the period of termination.

(ii) As lessor

Leases entered into by the Group as lessor, where the Group transfers substantially all the risks and rewards of ownership to the lessee are classified as finance leases. The net investment in the lease, which is comprised of the present value of the lease payments including any guaranteed residual value and initial direct costs, is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is unearned income. Income is recognised over the term of the lease using the net investment method (before tax) reflecting a constant periodic rate of return.

Assets leased under operating leases are included within property, plant and equipment at cost and depreciated over the life of the lease after taking into account anticipated residual values. Operating lease rental income is recognised within ‘Other operating income’ in the income statement on a straight line basis over the life of the lease. Depreciation is recognised within the income statement consistent with the nature of the asset (refer to note (t) Property, plant and equipment).

(v)                                   Assets relating to life insurance business

Assets held by the Group’s life insurance businesses are recorded as follows.

Assets backing policy liabilities

All assets held in statutory funds are considered to back policy liabilities and are therefore classified as fair value through profit and loss. Refer to note (i) for further detail on policies used to determine fair value.

Assets not backing life insurance liabilities

Financial assets

Financial assets not specifically backing insurance liabilities are classified as fair value through profit and loss, with the exception of investments in controlled entities that are treated under normal entity consolidation accounting rules.

Investments in controlled entities

Investments in controlled entities are stated at original cost less any necessary provision for impairment.

Restrictions on assets

The assets and liabilities held in the statutory funds of the Australian life insurance business are subject to the restrictions of the Life Insurance Act 1995 (Cth) and the constitutions of the life insurance entities. The main restrictions are that the assets in a statutory fund can only be used to meet the liabilities and expenses of that fund, to acquire investments to further the business of the fund, or to make profit distributions when solvency and capital adequacy requirements of the Life Insurance Act 1995 (Cth) are met. Therefore, assets held in statutory funds are not available for use by other parts of the Group’s business other than any profits generated in the statutory funds.

Primary difference in comparative financial periods

Assets held by the Group’s life insurance entities are measured at net market value including an allowance for disposal costs.

Liabilities

(w)                                Financial liabilities

Financial liabilities comprise items such as due to other banks, due to customers, liabilities on acceptances, trading liabilities and deposits and other borrowings. Financial liabilities may be held at fair value through profit and loss or at amortised cost. When a financial liability is recognised, initially it should be measured at its fair value plus transaction costs, unless the financial instrument is designated as fair value through profit and loss.

Items held at fair value through profit and loss comprise both items held for trading and items specifically designated as fair value through profit and loss at initial recognition.

Financial liabilities held at fair value through profit and loss are initially recognised at fair value with transaction costs being recognised immediately in the income statement. Subsequently they are measured at fair value and any gains and losses are recognised in the income statement as they arise.

Liabilities may be designated as fair value through profit and loss if they meet the following criteria:

•                                          if an embedded derivative is required to be separated from the host contract but is unable to be reliably fair valued; or

•                                          designating instruments will eliminate or significantly reduce measurement or recognition inconsistencies (eliminate an accounting mismatch) that would otherwise arise from measuring assets or liabilities on a different basis; or

•                                          assets and liabilities are both arranged and their performance is evaluated on a fair value basis in accordance with documented risk management and investment strategies.

A financial liability is classified as held-for-trading if it is incurred principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship).

All other financial liabilities are measured at amortised cost using the effective interest method.

Primary difference in comparative financial periods

There is no equivalent classification for liabilities designated at fair value through profit and loss for comparative reporting periods. Financial liabilities are brought to account at the gross value of the outstanding balance. Interest expense on financial liabilities is recognised as an expense as it is incurred. Financial liabilities were previously de-recognised where the Group had constructively extinguished its obligations under the liability whereas AIFRS requires the Group to legally extinguish a liability prior to de-recognition.

(x)                                  Life insurance and investment policy liabilities

Policy liabilities in the Group’s balance sheet and the change in policy liabilities disclosed as an expense have been calculated in accordance with guidance provided by the Life Insurance Actuarial Standard Board’s Actuarial Standard AS 1.04 “Valuation of Policy Liabilities”.

Investment contracts

Policy liabilities for investment contracts are measured at fair value with this value determined as equal or greater than the surrender value of the policy. The discount rate reflects the return on assets backing the liabilities. Only incremental transaction costs on the sale of products can be deferred.

Insurance contracts

Policy liabilities from insurance contracts are measured mainly using the projection method which is the net present value of estimated future policy cash flows. Future cash flows incorporate investment income, premiums, expenses, redemptions and benefit payments (including bonuses). The accumulation method may be used only where the result would not be materially different to the projection method.

Unvested policyholder benefits represent amounts that have been allocated to certain non-investment-linked policyholders that have not yet vested with specific policyholders.

The measurement of policy liabilities is subject to actuarial assumptions. Assumptions made in the calculation of policy liabilities at each balance date are based on best estimates at that date. The assumptions include the benefits payable under the policies on death, disablement or surrender, future premiums, investment earnings and expenses. Best estimate means that assumptions are neither optimistic nor pessimistic but reflect the most likely outcome. The assumptions used in the calculation of the policy liabilities are reviewed at each balance sheet date. Deferred acquisition costs are presented as an off-set in policy liabilities.

To the extent that the benefits under life insurance contracts are not contractually linked to the performance of the assets held, the life insurance liabilities are discounted for the time value of money using risk-free discount rates based on current observable, objective rates that relate to the nature, structure and term of the future obligations. Where the benefits under life insurance contracts are contractually linked to the performance of the assets held, the life insurance liabilities shall be discounted using discount rates based on the market returns on assets backing life insurance liabilities.

Primary difference in comparative financial periods

Life insurance contracts are not specifically defined under AASB 1038 “Life Insurance Business” (AASB 1038). As such all policy liabilities are calculated under the Margin on Services method. Deferred acquisition costs are off-set against both investment linked and life insurance contract policy liabilities. Refer to section (pp) part (v).

(y)                                  Provisions

Provisions are recognised when a legal or constructive obligation exists as a result of a past event and it is probable that an outflow of economic benefits will be necessary to settle the obligation, and it can be reliably estimated. Provisions are not discounted to the present value of their expected net future cash flows except where the time value of money is considered material.

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events or present obligations where the transfer of economic benefit is uncertain or cannot be reliably measured. Contingent liabilities are not recognised in the balance sheet but are disclosed unless they are remote.

(z)                                  Operational Risk Events

Provision for non lending losses is raised for losses incurred by the Group, which do not relate directly to amounts of principal outstanding for loans and advances.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation as at the reporting date, taking into account the risks and uncertainties that surround the events and circumstances that affect the provision.

(aa)                            Restructuring costs

Provisions for restructuring costs includes provisions for expenses incurred but not yet paid and future expenses that will arise as a direct consequence of decisions already made. A provision for restructuring costs is only made where the Group has made a commitment and entered into an obligation such that it has no realistic alternative but to carry out the restructure and make future payments to settle the obligation. Provision for restructuring costs is only recognised when a detailed plan has been approved and the restructuring has either commenced or has been publicly announced. This includes the cost of staff termination benefits and surplus leased space. Costs related to on-going activities are not provided for.

(bb)                            Surplus leased space

Surplus leased space is an onerous contract and a provision is recognised when the expected benefits to be derived from the contract are less than the costs that are unavoidable under the contract. This arises where premises are currently leased under non-cancellable operating leases and either the premises are not occupied, or are being sub-leased for lower rentals than the Group pays, or there are no substantive benefits beyond a known future date. The provision is determined on the basis of the present value of net future cash flows.

(cc)                            Provision for dividends

Provision for dividends is recognised at the time the dividend is declared, determined or publicly recommended.

(dd)                            Financial Guarantees

The Group provides guarantees in its normal course of business on behalf of its customers. Guarantees written are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. Guarantees are primarily issued to support direct financial obligations such as commercial bills or other debt instruments issued by a counterparty. It is the rating of the Group as a guarantee provider that enhances the marketability of the paper issued by the counterparty in these circumstances. Financial guarantees are recognised at the greater of the unearned revenue or any provision that arises when a claim obligation is probable.

Additionally, the Group enters into financial guarantee contracts that require the Group to make specified payments to reimburse the holder of a contract, or permit the Group to receive a specified payment, for a loss incurred because a debtor specified within the contract fails to make payment when due in accordance with the original or modified terms of a debt instrument. The financial guarantee contract is initially recorded at fair value which is equal the premium received or paid, unless there is evidence to the contrary. Subsequently, the Group records and measures the financial guarantee contract at the higher of:

(i) where it is likely the Group will incur a loss as a result of issuing the contract a liability is recognised, or asset where it is likely to receive payment as a result of a purchasing the contract, for the estimated amount of the loss payable or receivable; and

(ii) the amount initially recognised less, when appropriate, cumulative unamortised portion of the fee which is recognised over the life of the guarantee, whether this is received or paid depending on whether the Group has issued or purchased the contract.

(ee)                            Employee benefits

Employee entitlements to long service leave are accrued using an actuarial calculation, based on legal and contractual entitlements and assessments having regard to staff departures, leave utilisation and future salary increases. This method does not differ materially from calculating the amount using present value techniques.

Wages and salaries, annual leave and other employee entitlements expected to be paid or settled within 12 months of providing the service are measured at their nominal amounts using remuneration rates that the Group expects to pay when the liabilities are settled.

All other employee entitlements that are not expected to be paid or settled within 12 months of the reporting date are measured at the present value of net future cash flows.

Employees of the Group are entitled to benefits on retirement, disability or death from the Group’s superannuation plans. The Group operates pension plans which have both defined benefit and defined contribution components.

The defined contribution plans receive fixed contributions from Group companies and the Group’s obligation for contributions to these plans are recognised as an expense in the income statement as incurred. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payment is available.

The defined benefit plans provide defined lump sum benefits based on years of service and a career averaged earnings. A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet and is measured as the present value of the defined benefit obligation at the reporting date less the fair value of the superannuation fund’s assets at that date and any unrecognised past service cost.

The present value of the defined benefit obligations for each plan is discounted by either the government bond rate, or the average AAA credit rated bond rate for bonds that have maturity dates approximating to the terms of the Group’s obligations. The present value of the defined benefit obligations is calculated every three years using the projected unit credit method and updated every year for material movements in the plan position.

Past service costs are recognised immediately in income, unless the changes to the superannuation fund are conditional on the employees remaining in service for a specified period of time (vesting period). In this case, the past service cost is amortised on a straight line basis over the vesting period.

The Group does not offset pension assets and liabilities arising from different defined benefit plans.

Pension expense attributable to the Group’s defined benefit plans comprises current service cost, interest cost, expected return on plan assets and amortisation of any past service cost which has yet to vest. The Group’s policy where actuarial gains and losses arise as a result of actual experience is to fully recognise such amounts directly into retained earnings.

Future taxes that are funded by the entity and are part of the provision of existing benefit obligation (eg taxes on investment income and employer contributions) are taken into account in measuring the net liability or asset.

Primary difference in comparative financial periods

The accounting policy described above applicable to the Group’s defined benefit plans is significantly different to that applicable under previous AGAAP. For AGAAP defined benefit plan surpluses and deficits are not recognised on the balance sheet. Additionally, the expense recognised in the income statement is determined on an actuarial basis (and also included cash contributions), whereby actuarial gains and losses are recognised over the average remaining employment period of plan members, generally between 10 and 15 years.

(ff)                                Trustee and funds management activities

The Group acts as trustee, custodian or manager of a number of funds and trusts, including superannuation and approved deposit funds, and wholesale and retail investment trusts. Where the Group does not have direct or indirect control of these funds and trusts as defined by Australian Accounting Standard AASB 127 “Consolidated and Separate Financial Statements”, the assets and liabilities are not included in the consolidated financial statements of the Group. When controlled entities, as responsible entities or trustees, incur liabilities in respect of their activities, a right of indemnity exists against the assets of the applicable trusts and funds. Where these assets are determined to be sufficient to cover liabilities, and it is not probable that the controlled entities will be required to settle them, the Group does not include the liabilities in the consolidated financial statements.

Commissions and fees earned in respect of the Group’s trust and funds management activities are included in the income statement.

(gg)                          Securitisation

Through its Australian loan securitisation program, the Group packages and sells loans (principally housing mortgage loans) as securities to investors through a securitisation vehicle.

All such financial instruments continue to be held on the Group balance sheet, and a liability recognised for the proceeds of the funding transaction, unless:

(i)            a fully proportional share of all or specifically identified cash flows are transferred to the lender, in which case, that proportion of the asset is derecognised;

(ii)           substantially all the risks and returns associated with the financial instruments have been transferred, in which case, the assets are derecognised in full; or

(iii)          if a significant portion, but not all, of the risks and rewards have been transferred, the asset is derecognised entirely if the transferee has the practical ability to sell the financial asset or recognised only to the extent of the Group’s continuing involvement in the asset.

(hh)         Income tax

Income tax expense or revenue is the tax payable (or receivable) on the current period’s taxable income based on the applicable tax rate in each jurisdiction adjusted by changes in deferred tax assets and liabilities.

Deferred tax assets and liabilities are recognised for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. A deferred tax asset or liability is not recognised if it arises from initial recognition of an asset or liability (in a transaction other than a business combination) that at the time of the transaction affects neither accounting profit nor taxable profit or loss.

Deferred tax assets are only recognised for temporary differences, unused tax losses and unused tax credits if it is probable that future taxable amounts will arise to utilise those temporary differences and losses.

Deferred liabilities are not recognised for temporary differences arising from investments in subsidiaries and associates where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. Deferred tax assets are not recognised for temporary differences arising from investments in subsidiaries and associates where it is probable that the difference will not reverse in the foreseeable future, and it is not probable that taxable profit will be available against which the temporary difference can be utilised.

The effects of income taxes arising from asset revaluation adjustments are recognised directly in the asset revaluation reserve where relevant.

Deferred tax assets and liabilities related to fair value re-measurement of available-for-sale investments and cash flow hedges, which are charged or credited directly to equity, are also credited or charged directly to equity. The tax associated with these transactions will be recognised in the income statement at the same time as the underlying transaction.

For life insurance business, taxation is not based on the concept of profit. Special legislative provisions apply to tax policyholders and shareholders on different bases. According to the class of business to which their policies belong, policyholders have their investment earnings taxed at the following rates in Australia:

•                                          superannuation policies – 15%;

•                                          annuity policies – 0%; or

•                                          non-superannuation investment policies – 30%.

The life insurance business shareholders’ funds are taxed at the company rate of 30% on fee income and profit arising from insurance risk policies less deductible expenses.

Primary difference in comparative financial periods

The AIFRS accounting policy described above requires the Group to adopt a balance sheet approach to determining deferred tax items, based upon a comparison of accounting carrying amounts of assets and liabilities with their tax base. Under AGAAP the Group adopts an income statement liability method to determining deferred tax amounts. This method identifies a narrower range of differences than those that arise under AIFRS. Provisions for Deferred Income Tax and Future Income Tax Benefits are displayed net on the balance sheet.

(ii)                                Debt Issues

Debt issues are short and long term debt issues of the Group including commercial paper, notes, term loans and medium term notes. Debt issues are typically recorded at amortised cost using the effective interest method. Premiums, discounts and associated issue expenses are recognised using the effective interest method through the income statement from the date of issue to accrete the carrying value of securities to redemption values by maturity date. Interest is charged to the income statement using the effective interest method. Embedded derivatives within debt instruments must also be separately accounted for where not closely related to the terms of the host debt instrument. These embedded derivative instruments are recorded at fair value with gains and losses on the embedded derivative recorded in the income statement.

Where debt issues are classified as held at fair value through profit and loss they are initially recognised at fair value with transaction costs being recognised immediately in the income statement. Subsequently they are measured at fair value and any gains and losses are recognised in the income statement as they arise.

Primary difference in comparative financial periods

Under AGAAP the embedded derivative liability is not separately accounted for.

Equity

(jj)                                Contributed Equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are directly included within equity. For the acquisition of a business incremental costs are included in the cost of the acquisition as a part of the purchase consideration.

(kk)                        Treasury shares

If a controlled entity acquires shares in the Company, the cost of the acquired shares is recognised as a deduction from share capital. Dividends on such shares held in the Company (treasury shares) are not credited to income, but eliminated on consolidation. Gains and losses on sale of treasury shares are accounted for as adjustments to issued capital and not part of income.

Certain statutory funds of the Group’s life insurance business hold investments in the Company. As these statutory funds are consolidated into the financial report, such investments held in the company are accounted for as treasury shares.

Primary difference in comparative financial periods

There was no equivalent accounting policy to eliminate such shares under previous AGAAP. Under AGAAP the shares are recognised in investments relating to life insurance entities and no adjustment was made to income.

Revenue and expense recognition

(ll)                                Interest income

Interest income is reflected in the income statement using the effective interest method.

The effective interest method is a method of calculating amortisation using the effective interest rate of a financial asset or financial liability. The effective interest rate is the rate that exactly discounts the estimated stream of future cash payments or receipts over the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or liability.

When calculating the effective interest rate, the cash flows are estimated considering all contractual terms of the financial instrument (eg. prepayment, call and similar options) excluding future credit losses.

The calculation of the effective interest rate includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. Where it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments) is used.

Primary difference in comparative financial periods

Under AGAAP, loan origination and other fee revenue is either recognised immediately in the income statement or deferred in the balance sheet and amortised as an adjustment to yield over the expected life of the loan.

(mm)                    Dividend income

Dividend income is recorded in the income statement on an accruals basis when the Group’s right to receive the dividend is established.

(nn)                          Fees and commissions

Unless included in the effective interest calculation, fees and commissions are recognised on an accruals basis when the service has been provided. Fees and commissions not integral to the effective interest rate arising from negotiating, or participating in the negotiation of a transaction with a third party (such as the acquisition of loans, shares or other securities or the purchase or sale of businesses), are recognised on completion of the underlying transaction.

Asset management fees related to investment funds are recognised over the period the service is provided. The same principle is applied to the recognition of income from wealth management, financial planning and custody services that are continuously provided over an extended period of time. Account keeping charges, credit card fees, money transfer fees and loan servicing fees are recognised in the period the service is provided.

Commitment fees, together with related direct costs, for loan facilities where draw down is probable are deferred and recognised as an adjustment to the effective interest on the loan once drawn. Commitment fees in relation to facilities where draw down is not probable are recognised over the term of the commitment.

(oo)                            Gains less losses on financial instruments at fair value

Gains less losses on financial instruments at fair value comprises fair value gains and losses from three distinct activities:

•                                          trading financial instruments;

•                                          hedging instruments; and

•                                          financial instruments designated at fair value through profit and loss.

Trading financial instruments recognises fair value movements on all trading financial instruments. For trading derivatives a full fair value is determined inclusive of interest income and expense arising on those derivatives. Interest income and expense on trading securities is reported within interest income and not included as part of the fair value movements on these instruments.

Hedging instruments recognises fair value movements on both the hedged item and hedging derivative in a fair value hedge relationship, and hedge ineffectiveness for both fair value and cash flow hedges.

Financial instruments designated at fair value through profit and loss recognises fair value movements (excluding interest) on those items designated as fair value through profit and loss at inception.

Interest income and interest expense on hedging instruments and items designated as fair value through profit and loss at initial recognition are recognised in net interest income.

Primary difference in comparative financial periods

There was no direct equivalent accounting policy under previous AGAAP.

Trading derivatives are measured at fair value and the resultant profits and losses are recognised in other income. The fair value of trading derivatives is reported on a gross basis as assets or liabilities as appropriate.

Net revenue or expense on derivatives used to manage interest rate risk is recognised in net interest income on an accruals basis.

(pp)                            Life insurance business

The Group conducts its life insurance business through a number of controlled entities including National Australia Financial Management Limited, MLC Lifetime Company Limited, MLC (Hong Kong) Limited, MLC Limited, BNZ Life Insurance Limited and PT MLC Life Indonesia.

(i)  Types of business

The Australian life insurance operations of the Group consist of investment-linked business and non-investment-linked business, which are conducted in separate statutory funds as required under the Life Insurance Act 1995 (Cth). The overseas life insurance operations of the Group consist primarily of non-investment-linked business.

Life investment contracts include investment-linked contracts where policyholders’ investments are held within the statutory funds and policyholders’ returns are directly linked to the investment performance of the assets in that fund. The policyholder bears all the risks and rewards of the investment performance. The policyholder has no direct access to the specific assets; however, the policy value is calculated by reference to the market value of the statutory fund’s assets. Investment-linked business includes superannuation and allocated pension business. Fee income is derived from the administration of investment-linked policies and funds.

Life insurance contracts involve the acceptance of significant insurance risk. Insurance risk is defined as significant if an insured event could cause an insurer to pay significant additional benefits in any scenario that has commercial substance. Any products sold by a life insurer that do not meet the definition of a life insurance contract are classified as life investment contracts. Insurance contracts include those where an insured benefit is payable on the occurrence of a specified event such as death, injury or disability caused by accident or illness or, in the case of an annuity, either the continuance of the annuitant’s life or the expiry of the annuity term. The benefit payable is not directly referable to the market value of the fund’s assets. Non-investment-linked business includes traditional whole of life and endowment policies (where the risks and rewards generally are shared between policyholders and shareholders) and risk policies such as death, disability and income insurance (where the shareholder bears all the financial risks).

(ii) Premium revenue

Premium amounts earned in respect of insurance contracts are treated as revenue. Other premium amounts received, net of initial fee income, for investment contracts, are recognised as an increase in policy liabilities. The initial fee, which is the difference between the premium received and the initial surrender value, is recognised as premium revenue.

Premiums with a regular due date are recognised as revenue on a due basis. Premiums with no due date are recognised as revenue or an increase in policy liabilities on a cash received basis. Premiums due before the end of the year but not received at balance date are included as outstanding premiums. Premiums due after but received before the end of the year are accounted for as premiums in advance.

(iii) Claims

Claims are recognised when the liability to a policyholder under a policy contract has been established or upon notification of the insured event, depending on the type of claim.

Claims incurred in respect of investment contracts, which are in the nature of investment withdrawals, are recognised as a reduction in policy liabilities.

Claims incurred that relate to the provision of services and bearing of risks are treated as expenses and are recognised on an accruals basis.

(iv)  Basis of expense apportionment

All expenses charged to the income statement are equitably apportioned to the different classes of business in accordance with Division 2 of Part 6 of the Life Insurance Act 1995 (Cth) as follows:

•                                          expenses and other outgoings that relate specifically to a particular statutory fund have been directly charged to that fund;

•                                          expenses and other outgoings (excluding commissions, medical fees and stamp duty relating to the policies which are all directly allocable) have been apportioned between each statutory fund and shareholders’ fund. Expenses are apportioned between classes of business by first allocating the expenses to major functions and activities, including those of sales support and marketing, new business processing and policyholder servicing, and then to classes of products using relevant activity cost drivers, including commissions, policy counts, funds under management and benchmark profit; and

•                                          investment income, profits and losses on sale of property, plant and equipment, profits and losses on sale of investments, and appreciation and depreciation of investments have been directly credited or charged to the appropriate statutory fund or shareholders’ fund.

(v)  Deferred acquisition costs

Life insurance policy acquisition costs are deferred under the Margin on Services method. For investment linked contracts they are deferred only to the extent that they are incremental transaction costs and provided that the business generated continues to be profitable. The deferred costs are reflected as a reduction in policy liabilities and are amortised to the income statement over the expected duration of the relevant policies.

Primary difference in comparative financial periods

The AIFRS policy relating to life insurance described above has had a significant impact upon the measurement, recognition and disclosure of the Group’s life insurance business. A major feature of AGAAP was the recognition of the excess of market value over net assets (EMVONA). On transition to AIFRS, EMVONA is derecognised and revaluation movements will no longer be recognised in the Group’s income statement. Broadly, EMVONA represents:

•                                          acquired goodwill in respect of life insurance controlled entities remaining at balance date;

•                                          increases in the value of goodwill of the controlled entities since acquisition; and

•                                          the difference between the values assigned to assets and liabilities of the controlled entity within the Group’s financial report and those in the report of the controlled entity arising due to valuation methodology differences.

Under AGAAP deferred acquisition costs are recognised as a reduction to policy liabilities for both investment linked and life insurance contracts.

(qq)                            Equity-based compensation

The Group engages in equity settled share-based payment transactions in respect of services received from certain of its employees. The fair value of the services received is measured by reference to the fair value of the shares or share options granted on the date of the grant. The cost of the employee services received in respect of the shares or share options granted is recognised in the income statement over the period that the services are received by the Group, which is the vesting period.

The fair value of the options granted is determined using option pricing models, which take into account the exercise price of the option, the current share price, the risk free interest rate, the expected volatility of the NAB Ltd share price over the life of the option and other relevant factors. In the absence of market prices, the fair value of the instruments at the date of grant is estimated using an appropriate valuation technique, such as a Black-Scholes option pricing model.

Except for those which include terms related to market conditions, vesting conditions included in the terms of the grant are not taken into account in estimating fair value.

Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that ultimately, the amount recognised in the income statement reflects the number of vested shares or share options. Where vesting conditions are related to market conditions, the charges for the services received are recognised regardless of whether or not the market related vesting condition is met, provided that the non-market vesting conditions are met.

Primary difference in comparative financial periods

The AIFRS accounting policy described above has had a significant impact on the recognition, measurement and disclosure of equity based remuneration. Under previous AGAAP, the Group only recorded an expense where it paid cash to the compensation plan trustee, which in turn purchased the Company’s shares on market. Where the Company issued shares as compensation, no expense was recorded in the income statement. Additionally, no accounting entries were made in relation to options and performance rights granted until they were exercised, at which time the amounts receivable from the employees were recorded as equity. No expense was recorded in the income statement.

(rr)                            Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax or other value-added tax, except where the tax incurred is not recoverable from the relevant taxation authority. In these circumstances, the tax is recognised as part of the expense or the cost of acquisition of the asset.

Receivables and payables are stated at an amount with tax included. The net amount of tax recoverable from, or payable to, the relevant taxation authority is included within other assets or other liabilities.

Cash flows are included in the statement of cash flows on a gross basis. The tax component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the relevant taxation authority is classified as operating cash flows.

(b) EXPLANATION OF TRANSITION TO AIFRS

These are the Group’s first consolidated financial statements prepared in accordance with AIFRS. The Group adopted these standards for the financial year commenced October 1, 2005. The accounting policies set out in Note 1 (a) have been applied in the preparation of these financial statements.

In preparing its opening AIFRS balance sheet and the comparative information contained in these financial statements, the Group has made adjustments to the financial information previously reported in accordance with the prior basis of accounting (AGAAP).

The following notes and reconciliations, along with the accounting policies detailed in note 1(a) provide an explanation of how the transition from AGAAP to AIFRS has affected the Group’s financial statements.

The AIFRS impacts contained in the following reconciliations have been shown as:

•                                          those arising from required recognition and measurement adjustments to the financial statements to transition from AGAAP to AIFRS either at 1 October 2004 or 1 October 2005 (transitional adjustments);

•                                          those arising during the half years ended 31 March 2005 and 30 September 2005 to adjust for measurement differences between AGAAP and AIFRS in the income statement or reserves (measurement adjustments); and

•                                          those concerning presentation and disclosure of items in the financial statements (reclassification adjustments) at the relevant dates.

Recognition and measurement adjustments that arise as a result of the opening transition process affect balance sheet values and are recognised in either retained earnings or an appropriate equity reserve at the date of transition. These may arise at either 1 October 2004 or 1 October 2005.

Presentation and disclosure adjustments do not impact total equity or retained earnings, but (other than a reclassification of outside equity interests at 1 October 2005 from equity to liabilities) reclassify items from one line to another.

The areas of most significant impact and the adjustments arising from application of AIFRS are summarised below. In certain cases the transitional and measurement adjustments detailed in the following reconciliations differ from information disclosed in previous financial statements. These differences primarily arise through changes and refinements in interpretation of relevant accounting standards.

Transitional adjustments at October 1, 2004 have been held constant in the Transition column of the balance sheet reconciliations at 31 March 2005 and 30 September 2005. Foreign currency revaluations of these adjustments have been reported as measurement adjustments.

The information presented below is in accordance with AASB 1. Unless stated otherwise, all adjustments have been presented on a pre-tax basis.

A. Transitional and measurement adjustments arising as at October 1, 2004

(a)                                  Defined benefit pension plans

AIFRS requires defined benefit pension plan surpluses and deficits to be recognised on the balance sheet. Consequently, a transitional adjustment is required to recognise defined benefit pension surpluses and deficits on the balance sheet with a corresponding entry made to retained earnings.

An opening transitional adjustment recognises a defined benefit pension plan deficit of $1,279 million, a defined benefit pension plan surplus of $130 million and de-recognises a pre-paid pension cost asset previously carried under AGAAP of $575 million.

For the half years ended 31 March 2005 and 30 September 2005, the defined benefit pension expense recorded within personnel expenses was $12 million and $15 million respectively less than had been previously recorded under AGAAP. In addition, under AGAAP, $47 million in relation to redundancy related payments was recognised as a restructuring expense. On transition to AIFRS this expense was reversed as it had already been recognised in the 1 October 2004 opening AIFRS balance sheet.

For the year ended 30 September 2005 the net profit on the sale of the Irish Banks (recognised as a Significant Item) was $277 million greater than that previously reported under AGAAP. The increase is largely due to the impact of derecognising the defined benefit pension liabilities in respect of the Irish Banks.

(b)                                  Wealth Management revaluation – excess of market value over net assets (EMVONA)

On transition to AIFRS, EMVONA is derecognised and revaluation movements are no longer recognised in the Group’s income statement. Under AGAAP, EMVONA represented:

•                                          acquired goodwill in respect of life insurance controlled entities remaining at balance date;

•                                          increases in the value of goodwill of the controlled entities since acquisition; and

•                                          the difference between the values assigned to assets and liabilities of the controlled entity within the Group’s financial statements and those in the report of the controlled entity arising due to valuation methodology differences.

The whole of the AGAAP EMVONA balance of $4,905 million is written off to retained earnings upon transition to AIFRS and is replaced by acquired goodwill of $4,094 million and other intangible assets relating to past acquisitions, of $82 million.

For the half years ended 31 March 2005 and 30 September 2005 revaluation uplifts in EMVONA of $54 million and $281 million recognised under AGAAP have been reversed.

(c)                                  Consolidation of special purpose entities

Special purpose entities (SPE’s) require consolidation where the Group has access to the majority of the residual income or is exposed to the majority of the residual risk associated with the SPE. The opening adjustment as at 1 October, 2004 to consolidate the Group’s SPE’s where required under AIFRS, is a gross up of assets and liabilities of $5,732 million and $5,734 million respectively, with a corresponding minimal impact on total equity.

These amounts are predominantly reflected in adjustments to loans and advances (assets) and deposits and other borrowings and bonds, notes and subordinated debt (liabilities).

For the half years ended 31 March 2005 and 30 September 2005, the impact on net profit before tax arising from the consolidation of these entities is minimal. The principal impact on the income statement is a gross up in interest income and interest expense with interest income increasing by $200 million for the half year ended 31 March 2005 and $223 million for the half year ended 30 September 2005. Interest expense increases by $190 million for the half year ended 31 March 2005 and $179 million for the half year ended 30 September 2005.

(d)                                  Taxation

AIFRS requires the Group to adopt a balance sheet approach to determining deferred tax items, based upon a comparison of accounting carrying amounts of assets and liabilities with their tax base. This method identifies a broader range of differences than those that arise under AGAAP.

An opening transitional adjustment results in a net increase in retained earnings of $609 million. This adjustment primarily arises from the tax impacts of the various transitional adjustments applicable from 1 October 2004.

For the half years ended 31 March 2005 and 30 September 2005, the income tax expense was $24 million less and $41 million greater respectively than that recognised under AGAAP.

(e)                                  Share-based payments

AIFRS introduces the requirement for the Group to recognise an expense in respect of all share-based remuneration (performance options, performance rights and shares issued to employees) determined withreference to the fair value of the equity instruments issued. The fair value of the performance options andperformance rights at grant date will be expensed over their expected vesting period on a straight-line basis. Similarly, the fair value of shares granted under the staff share schemes will be recognised as an expense over their vesting period on a straight-line basis.

Under the exemption provided in AASB 1, the Group has not applied AASB 2 “Share-based Payment” to equity instruments issued prior to November 7, 2002. The transitional adjustment at October 1, 2004 is therefore calculated in respect of performance options, performance rights and shares granted after November 7, 2002 that remain unvested at January 1, 2005.

An opening transitional adjustment results in the recognition of an equity based payments reserve of $34 million.

For the half years ended 31 March 2005 and 30 September 2005, the expense for equity based payments is $37 million and $60 million respectively.

(f)                                    Goodwill

Upon transition to AIFRS, goodwill will no longer be amortised. Instead, goodwill will be tested for impairment annually and assessed for any indication of impairment at each reporting date to ensure that itscarrying amount does not exceed its recoverable amount. If an impairment loss is identified, it will be recognised immediately in the income statement. No impairment of goodwill was identified at October 1, 2004.

For the half years ended 31 March 2005 and 30 September 2005, goodwill amortisation of $50 million and $48 million respectively recognised under AGAAP has been reversed. No impairment of goodwill was identified for the year ended 30 September 2005.

(g)                                 Foreign currency translation

Under the exemption provided in AASB 1, the Group has reset the foreign currency translation reserve (FCTR) to nil as at October 1, 2004, resulting in an increase in retained earnings of $166 million.

Translation differences in relation to foreign controlled entities subsequent to transition to AIFRS will continue to be recorded in the FCTR. The gain or loss recognised in the income statement on a future disposal of a foreign controlled entity will include any translation differences that arise after October 1, 2004.

(h)                                 Wealth Management investment business – revenue and expense recognition

Under AGAAP, acquisition costs, net of initial commission revenue, relating to acquiring new investment business, were deferred and subsequently recognised in the income statement over the average life of thecontracts. Under AIFRS, initial commission revenue will be recognised at the inception of the contract. Similarly, costs will be recognised and expensed as they are incurred.

An opening transitional adjustment of $100 million represents a write-off of the cumulative deferred acquisition costs asset previously recognised under AGAAP in respect of contracts issued by entities other than life insurance entities. During the half year ended 31 March 2005 the increase in the deferred acquisition costs asset recognised under AGAAP of $12 million has been reversed from the balance sheet and recognised directly in the income statement. There was nil impact arising in the half year ended 30 September 2005.

(i)                                    Treasury shares

Under AGAAP, direct investments in National Australia Bank Limited shares by the Group’s life insurance statutory funds were recognised within investments relating to life insurance business in the balance sheet at market value. On transition to AIFRS, these investments will be classified as treasury shares and deducted from share capital. The opening transitional adjustment for treasury shares is:

•                                          a decrease of $551 million in investments relating to life insurance business, being the market value of the investments in National shares;

•                                          a decrease of $645 million in contributed equity, being the cost of the investments; and

•                                          an increase of $94 million in retained earnings, being the reversal of the cumulative opening market value decrement.

For the half years ended 31 March 2005 and 30 September 2005, total net realised and unrealised gains and losses and dividend income of $53 million and $114 million respectively relating to treasury shares were recognised in the income statement under AGAAP. Of these amounts $35 million and $129 million represented unrealised gains and losses recognised at 31 March 2005 and 30 September 2005 respectively.All of the amounts noted above are reversed under AIFRS.

(j)                                    Asset revaluation reserve

Under AGAAP, the Group carried all land and buildings at fair value. Valuation increments and decrements were offset against one another within the global group of land and buildings with the net movement being reflected in the asset revaluation reserve. In contrast, AIFRS requires that valuation increments and decrements are accounted for on an asset-by-asset basis. Under AIFRS the Group will continue to carry all land and buildings at fair value. The balance of the asset revaluation reserve has been restated to reflect the cumulative movements on property revaluations on an asset-by-asset basis. At October 1, 2004, the required adjustments are an increase in the asset revaluation reserve of $150 million with a corresponding decrease in retained earnings.

B. Transitional and measurement adjustments arising as at October 1, 2005

The following adjustments relate to application of AASB 132, AASB 139 and AASB 4 as at October 1, 2005. The information presented below is in accordance with AASB 1 that provides an exemption from presenting comparative financial information in relation to these standards.

(k)                                Recognition of derivative financial instruments and hedging

Under AIFRS, the Group has recognised all derivative financial instruments at fair value on the balance sheet, irrespective of whether the instrument is used in a hedging relationship or otherwise.

Where fair value hedge accounting criteria are met, fair value changes on both the hedged item (attributable to the hedged risk) and the hedging instrument are recognised directly in the income statement. Where cash flow hedge accounting criteria are met, the carrying value of the hedged item is not adjusted and the fair value changes on the related hedging instrument (to the extent the hedge is effective) are deferred in the cash flow hedge reserve. This amount will then be transferred to the income statement at the time the hedged item affects the income statement. Hedge ineffectiveness is recognised in the income statement immediately.

At 1 October, 2005, the Group has recognised the following transitional adjustments attributable to derivative financial instruments, hedging and application of the fair value through profit and loss designation. Many of these derivatives form an important part of the Group’s risk management strategy and are designed to negate risk by the creation of off-setting fair value movements or a decrease in the variability of future cash flows. It should be noted that the overall net impact of the following adjustments upon opening retained earnings is an increase of $28 million.

(i) Trading derivatives

•                                          Initial recognition of trading derivatives at fair value resulting in an increase in total assets of $196 million and an increase in total liabilities of $307 million. The increases are primarily recognised within Trading derivatives (assets) which have increased by $330 million and Trading derivatives (liabilities) which have increased by $474 million and Other assets and Other liabilities that have decreased by $133 million and $166 million, respectively. The corresponding decrease in retained earnings is $111 million. This is as a consequence of derivatives previously classified as off balance sheet hedging derivatives under AGAAP being recognised as trading derivatives on transition to AIFRS.

(ii) Fair value hedge derivatives

•                                          Initial recognition of derivatives designated within a fair value hedge relationship has resulted in an increase in hedging derivative assets of $332 million, a decrease in other assets of $17 million and an increase in hedging derivative liabilities of $3 million at October 1, 2005. The corresponding increase in retained earnings is $312 million.

(iii) Assets and liabilities designated within a fair value hedge

•                                          Where the Group has designated a financial asset or liability within a fair value hedging relationship, an adjustment is required to remeasure those assets or liabilities at fair value for changes in value attributable to the hedged risk. A decrease in loans and advances of $118 million and an increase in bonds, notes and subordinated debt of $235 million arise at October 1, 2005 as a result. The corresponding decrease in retained earnings is $353 million.

(iv) Cash flow hedging derivatives

•                                          Initial recognition of derivatives designated within a cash flow hedge relationship has decreased hedging derivative assets by $40 million and decreased hedging derivative liabilities by $28 million. The corresponding impacts on equity are an adjustment to the cash flow hedge reserve of $6 million and a decrease in retained earnings of $6 million.

(v) Assets and liabilities at fair value through profit and loss

•                                          Where the Group has designated a financial asset or liability as at “fair value through profit and loss”, adjustments are required to: 1) reclassify the designated assets and liabilities into this category which have been detailed in section C(xii); and 2) remeasure those assets and liabilities at fair value. The measurement adjustments that arise as a result of this designation are an increase in Other financial assets at fair value of $477 million and an increase in Other financial liabilities at fair value of $297 million. The increase in retained earnings as a consequence of designating certain financial assets and liabilities as “fair value through profit and loss” is $180 million.

(l)                                    Loan loss provisioning

Under AIFRS, the Group recognises loan impairment when objective evidence is available that a loss event has occurred and as a consequence the Group will not likely receive all amounts owed to it. Loanimpairment is calculated as the difference between the carrying amount of the loan and the present value offuture expected cash flows associated with the loan discounted at the loan’s original effective interest rate.

The transitional adjustment at 1 October 2005 is a decrease in the total provision for doubtful debts of $384 million, with a corresponding adjustment to retained earnings. As a number of loans have been designated as at fair value through profit and loss, the credit provision associated with these loans of $85 million has been transferred across to that category as an adjustment to fair value, in addition to $35 million that has been transferred to and included in the carrying value of both trading and hedging derivatives. As a result the provision for doubtful debts (recorded against the balance of loans carried at amortised cost) hasreduced by the same amount.

(m)                              Revenue recognition – effective yield

Loan origination and other fee revenue historically under AGAAP has been either recognised immediately in the income statement or deferred in the balance sheet and amortised as an adjustment to yield over the expected life of the loan. Under AIFRS, a greater volume of fees are deferred and amortised over the expected life of the respective loans. Revenue that is deferred must be amortised on an effective interest rate basis. As part of the effective yield calculation AIFRS also requires deferral of related costs where these are both direct and incremental to origination of the loan.

At 1 October 2005, loans and advances have decreased by $310 million and amounts due from customers on acceptances decreased by $91 million in order to re-recognise fee revenue and costs previously recordedin the income statement. Retained earnings have decreased by a total corresponding amount of $401 million.

(n)                                 Valuation of financial instruments using bid and offer prices

AIFRS requires that in valuing financial instruments at fair value, the appropriate quoted market price to be used is usually the bid or offer price. Under AGAAP all financial instruments of the Group measured at fair value and transacted in an active market have been valued at the mid price. Under AIFRS it is acceptable to continue to use the mid price where there is an offsetting market risk position. Consequently, where there is no offsetting market risk position, an adjustment is required to remeasure those assets and liabilities at either the bid or offer price instead of the mid price.

At 1 October, 2005, adjustments to the carrying value of financial assets and liabilities to value them on a bid or offer basis, where required, results in an increase on Other financial liabilities at fair value of $14 million within other liabilities at fair value and a decrease in the value of investments relating to life insurance business of $2 million.

Retained earnings have decreased by a corresponding amount.

(o)                                  Classification of convertible financial instruments

Recent IASB discussions relating to an International Financial Reporting Interpretations Committee (IFRIC) interpretation have changed the accounting treatment of the exchangeable capital units classified within Other debt issues. This leads to the recognition of certain embedded derivatives not previously accounted for. Under this interpretation certain option features of this instrument embedded within the debt instrument permitting the holder to convert an exchangeable capital unit into a specified number of National ordinary shares are considered an embedded derivative that must be recorded at fair value. The combined impact of the recognition of the embedded derivative and foreign exchange movements to record the foreign denominated liability at the closing foreign exchange rate recognised under AIFRS increase other debt issues by $879 million with a corresponding decrease in retained earnings.

(p)                                  Derecognition of financial assets and liabilities

AIFRS contains more specific and stringent requirements prior to the Group being able to derecognise financial assets and liabilities from the balance sheet. Furthermore, the Group is required to review and consider the extent to which it retains the risks and rewards of ownership of a financial asset or whether the obligation specified within the contract is discharged, cancelled or expired prior to the derecognition of a financial liability.

At 1 October 2005, $76 million of customer-related financial liabilities that were previously derecognised from the Group’s balance sheet have been re-recognised. Deposits and other borrowings have increased by

$54 million, Other liabilities have increased by $22 million and retained earnings have decreased by $76 million as a result of this adjustment.

(q)                                  Insurance contracts & provision for selling costs – Wealth Management

Under AIFRS, contracts that do not have significant insurance risk are no longer treated as insurance contracts but as financial instruments. For non-insurance contracts which are accounted for as financial instruments, under AGAAP acquisition costs were previously deferred and subsequently recognised in the income statement In contrast, under AIFRS these costs will be recognised and expensed as they are incurred.

At 1 October 2005 cumulative deferred acquisition costs included in net policy liabilities of life insurance entities of $384 million have been de-recognised.

Those contracts that continue to meet the definition of an insurance contract will be accounted for under an amended Margin on Services approach. On transition to AIFRS, the actuarial calculation of policyholderliabilities is based on discount rates different to that used under AGAAP. At October 1, 2005, this has decreased policyholder liabilities by $17 million with a corresponding increase in retained earnings.

The removal of the provision for selling costs previously included within the valuation of investments relating to life insurance business have increased the carrying value of these assets by $11 million and increased the carrying value of life insurance liabilities by an equivalent amount. There has been no impact on retained earnings.

These adjustments have increased Investments relating to life insurance business by $9 million, increased Life insurance policy liabilities by $378 million and decreased retained earnings by $367 million.

(r)                                  Reclassification of outside equity interests

On transition to AIFRS, the outside equity interests in controlled unit trusts of the life companies no longer meet the definition of equity. As a result, the Group has reclassified outside equity interests in controlled unit trusts to liabilities. As at 1 October 2005, the result is an increase in managed fund units on issue and a corresponding decrease in equity of $6,224 million.

(s)                                  Taxation

The tax impacts of the transitional adjustments arising as at 1 October 2005 include an increase in deferred tax assets of $173 million, an increase in deferred tax liabilities of $150 million and a decrease in current tax liabilities of $1 million. The corresponding impacts on equity are an adjustment to the cash flow hedge reserve of $3 million and an increase in retained earnings of $21 million.

(t)                                    Due from customers on acceptances and Liability on acceptances

Amounts due from customers on acceptances and Liabilities on acceptances must both initially be recognised at fair value and subsequently measured at amortised cost. Previously both acceptance assets and liabilitieswere recorded at face value. This change in accounting treatment has decreased the carrying value of the Due from customers on acceptances asset and Liability on acceptances each by $202 million. There has been no impact upon retained earnings.

(u)                                 General Reserve

Upon consolidation, the retained profits of the statutory funds, within the life insurance business are transferred from retained earnings into the general reserve. As a consequence of the AIFRS transitionaladjustments the retained profits of the statutory funds have been reduced by $417 million. This is reflected through a decrease in the general reserve of $417 million and a corresponding increase in retained earnings.

(v)                                   Other

The items detailed above are the areas of most significant impact arising from the application of AIFRS on both the balance sheet and the income statement. In addition to these items certain other minor adjustments relating to leasing arrangements, provisions, reclassification into and remeasurement of trading securities and revaluation of investments relating to life insurance business have been made.

C. Reclassifications made within the financial statements

In addition to the transitional and measurement adjustments detailed above, the adoption of AIFRS introduces changes to the format of the income statement, balance sheet and other financial statement disclosures. Certain reclassifications of assets and liabilities and balances within equity reserves have occurred as a result of these changes.

Reclassifications at 1 October 2004:

The major items reclassified upon transition to AIFRS as at 1 October 2004 include:

Balance sheet reclassifications

(i)	Capitalised computer software costs of $655 million have been reclassified from Property, plant and equipment to Intangible assets.
(ii)

Motor vehicles leased to customers under operating lease agreements have been reclassified from Loans and advances ($1,004 million) and Other assets ($1,464 million) to Property, plant and equipment ($2,468 million).

(iii)	Deferred tax assets and liabilities and current taxes have been separately disclosed.
(iv)	Short positions in securities of $845 million have been reclassified from Other liabilities to Other financial liabilities at fair value.
(v)	Regulatory deposits of $177 million have been combined with Due from other banks on the face of the balance sheet.
(vi)	Shares in other securities of $107 million have been reclassified from Investments in associates and joint ventures and other securities to Trading securities.

Income statement reclassifications for the year ended 30 September 2005

(vii)

Rentals received on motor vehicles leased to customers of $729 million have been included within Other operating income. Depreciation on these assets of $539 million has been included in General expenses. Under AGAAP the net of these amounts ($190 million) was reported within Net Interest Income.

(viii)	Trading income of $644 million has been included within Gains less losses on financial instruments at fair value. Previously this was reported within Other operating income.

The combination of these two adjustments above gives rise to a net increase of $85 million in Other operating income.

In addition to the above reclassifications, the transition to AIFRS has required the recognition of a new equity reserve for equity based payments.

Reclassifications at 1 October 2005:

The major items reclassified as at 1 October 2005 include:

Balance sheet reclassifications

(ix)

A total of $18,463 million of financial instruments have been reclassified to other financial assets at fair value. Of this, the principal amounts relate to loans and advances amounting to $14,468 million inclusive of a doubtful debt provision of $85 million, $560 million from cash assets, $12 million due from other banks and $3,423 million from Investments – held to maturity (previously Investment securities under AGAAP).

(x)

Trading securities have decreased by $6,433 million through reclassifications to Due to customers on acceptances. This is due to a change in accounting for acceptances issued and repurchased as part of trading activities.

(xi)

Trading securities have also increased by $921 million through reclassifications of $966 million from Investments – held to maturity (previously Investment securities under AGAAP) and $45 million to Investments – available for sale. These reclassifications have been made to reflect appropriate asset classifications and their specific requirements within AIFRS.

(xii)

A total of $9,295 million of financial instruments have been reclassified to other financial liabilities at fair value. Of this, the principal amounts relate to deposits and other borrowings of $8,347 million, $418 million of amounts due to other banks and $530 million of bonds, notes and subordinated debt.

(xiii)	Outside equity interests in Wealth Management controlled entities of $6,224 million previously classified within equity have been reclassified to the liability category Managed fund units on issue.
(xiv)

Amounts relating to foreign exchange revaluations attributable to hedging derivatives previously recognised within other assets of $353 million and other liabilities of $2,938 million have been reclassified within hedging derivative assets and hedging derivative liabilities respectively.

(xv)	Life insurance policy liabilities have increased by $431 million as a result of reclassifying certain amounts relating to reinsurance to other assets.

In addition to the above reclassifications, the transition to AIFRS has required the recognition of a cash flow hedge reserve.

Finally, as a part of the AIFRS transition, a review of the mapping of all revenue and expense categories was undertaken. Whilst total revenue and expense lines have only changed due to AIFRS requirements certain line items within the categories have been amended to reflect a more appropriate mapping of revenue and expenses.

CONDENSED CONSOLIDATED INCOME STATEMENT RECONCILIATION

HALF YEAR ENDED 31 MARCH 2005

For the half year ended	AGAAP Mar 2005	Ref	Measurement	Reclassification	AIFRS Mar 2005
	$m		$m	$m	$m
Interest income	10,121	c, v	203	(94)	10,230
Interest expense	(6,568)	c	(190)	—	(6,758)
Net interest income	3,553		13	(94)	3,472

Premium and related revenue	434		—	—	434
Investment revenue	2,865	i	(53)	—	2,812
Claims expense	(287)		—	—	(287)
Change in policy liabilities	(2,071)		—	—	(2,071)
Policy acquisition and maintenance expense	(365)		—	—	(365)
Investment management fees	(18)		—	—	(18)
Net life insurance income	558		(53)	—	505

Gains less losses on financial instruments at fair value	—		4	342	346
Movement in the excess of net market value over net assets of life insurance controlled entities	54	b	(54)	—	—
Other operating income	2,490	v	53	14	2,557
Significant revenue
Proceeds from the sale of controlled entities	2,514		—	—	2,514
Total operating income	5,058		3	356	5,417

Personnel expenses	(1,881)	a, e	(27)	—	(1,908)
Occupancy related expenses	(320)		1	42	(277)
General expenses	(1,375)	c, h	(38)	(304)	(1,717)
Amortisation of goodwill	(50)	f	50	—	—
Charge to provide for doubtful debts	(281)		—	—	(281)
Significant expenses
Cost of controlled entities sold	(1,456)	a	203	—	(1,253)
Restructuring expenses	(403)	a	47	—	(356)
Reversal of prior year restructuring provision	9		—	—	9
Foreign currency options trading losses	34		—	—	34
Total operating expenses	(5,723)		236	(262)	(5,749)

Profit before income tax expense	3,446		199	—	3,645
Income tax expense	(757)	d	24	—	(733)
Net profit	2,689		223	—	2,912
Net profit attributable to minority interest - Life insurance business	(154)		—	—	(154)
Net profit attributable to members of the Company	2,535		223	—	2,758

CONDENSED CONSOLIDATED INCOME STATEMENT RECONCILIATION

YEAR ENDED 30 SEPTEMBER 2005

For the year ended	AGAAP Sep 2005	Ref	Measurement	Ref	Reclassification	AIFRS Sep 2005
	$m		$m		$m	$m
Interest income	20,872	c	421	vii	(190)	21,103
Interest expense	(13,790)	c	(369)		—	(14,159)
Net interest income	7,082		52		(190)	6,944

Premium and related revenue	906		—		—	906
Investment revenue	7,698	i	(167)		—	7,531
Claims expense	(590)		—		—	(590)
Change in policy liabilities	(5,570)		—		—	(5,570)
Policy acquisition and maintenance expense	(739)		—		—	(739)
Investment management fees	(33)		—		—	(33)
Net life insurance income	1,672		(167)		—	1,505

Gains less losses on financial instruments at fair value	—		(5)	viii	644	639
Movement in the excess of net market value over net assets of life insurance controlled entities	335	b	(335)		—	—
Other operating income	5,102	v	64	vii, viii	85	5,251
Significant revenue
Proceeds from the sale of controlled entities	2,493		—		—	2,493
Total operating income	7,930		(276)		729	8,383

Personnel expenses	(3,736)	a, e	(71)		—	(3,807)
Occupancy related expenses	(622)		1		82	(539)
General expenses	(2,946)	c, h	(82)	vii	(621)	(3,649)
Amortisation of goodwill	(98)	f	98		—	—
Charge to provide for doubtful debts	(534)		—		—	(534)
Significant expenses
Cost of controlled entities sold	(1,416)	a	277		—	(1,139)
Restructuring expenses	(838)	a	45		—	(793)
Reversal of prior year restructuring provision	11		—		—	11
Foreign currency options trading losses	34		—		—	34
Total operating expenses	(10,145)		268		(539)	(10,416)

Profit before income tax expense	6,539		(123)		—	6,416
Income tax expense	(1,797)	d	(17)		—	(1,814)
Net profit	4,742		(140)		—	4,602
Net profit attributable to minority interest - Life insurance business	(610)		—		—	(610)
Net profit attributable to members of the Company	4,132		(140)		—	3,992

CONDENSED CONSOLIDATED BALANCE SHEET RECONCILIATION - 1 OCTOBER 2004

	AGAAP (1)					AIFRS
	30 Sep 2004	Ref	Transition	Ref	Reclassification	1 Oct 2004
	$m		$m		$m	$m
Assets
Cash and liquid assets	8,144	c	11		—	8,155
Due from other banks	22,939		—	v	177	23,116
Trading derivatives	17,939		—		—	17,939
Trading securities	24,248	c	4	vi	107	24,359
Investments - available for sale	4,610		—		—	4,610
Investments - held to maturity	11,513		—		—	11,513
Investments relating to life insurance business	41,013	i, v	(553)		—	40,460
Loans and advances	247,836	c, v	5,572	ii	(1,004)	252,404
Due from customers on acceptances	16,344		—		—	16,344
Property, plant and equipment	2,257	v	(24)	i, ii	1,813	4,046
Investments in associates and joint ventures	158	v	16	vi	(107)	67
Goodwill and other intangible assets	632	b	4,176	i	655	5,463
Regulatory deposits	177		—	v	(177)	—
Deferred tax assets	1,301	c, d	458		—	1,759
Other assets	11,564	a, b, c, h	(5,418)	ii	(1,464)	4,682
Total assets	410,675		4,242		—	414,917
Liabilities
Due to other banks	43,625		—		—	43,625
Trading derivatives	16,150		—		—	16,150
Other financial liabilities at fair value	—		—	iv	845	845
Deposits and other borrowings	219,028	c	2,179		—	221,207
Liability on acceptances	16,344		—		—	16,344
Life insurance policy liabilities	36,134		—		—	36,134
Current taxes	203		8		—	211
Deferred tax liabilities	975	d	46		—	1,021
Provisions	1,129	v	48		—	1,177
Bonds, notes and subordinated debt	32,573	c	3,533		—	36,106
Other debt issues	1,612		—		—	1,612
Defined benefit pension scheme liabilities	—	a	1,279		—	1,279
Other liabilities	13,136	c, v	(175)	iv	(845)	12,116
Total liabilities	380,909		6,918		—	387,827
Net assets	29,766		(2,676)		—	27,090
Equity
Contributed equity	10,191	i	(645)		—	9,546
Reserves	1,194	e, g, j	(18)		—	1,176
Retained profits	14,515		(2,013)		—	12,502
Total equity (parent entity interest)	25,900		(2,676)		—	23,224
Minority interest in controlled entities Life insurance business	3,866		—		—	3,866
Total equity	29,766		(2,676)		—	27,090

(1)                               Certain previously disclosed AGAAP balances have been amended where it has been identified that trade date accounting has been incorrectly applied to repurchase and reverse repurchase agreements. The adjustments to the 30 September 2004 AGAAP balance sheet to correct the asset position are a $64 million increase to “Cash and liquid assets”, a $555 million decrease to “Due from other banks”, and a $143 million decrease to “Other assets”. The adjustments to the liability position are a $143 million decrease to “Due to other banks” and a $491 million decrease to “Other liabilities”.

RECONCILIATION OF TOTAL EQUITY AS AT 1 OCTOBER 2004

	Ref	$ m
Total equity as reported under Australian GAAP as at 30 September 2004		29,766

AIFRS 1 October 2004 adjustments to total equity

Impacts on retained earnings
Recognition of defined benefit pension liability	a	(1,279)
Recognition of defined benefit pension asset	a	130
Derecognition of net prepaid pension asset	a	(575)
Derecognition of EMVONA	b	(729)
Leasing adjustments		(90)
Transfer to executive share option reserve	e	(34)
Transfer from foreign currency translation reserve	g	166
Revenue and expense recognition – investment contracts	h	(100)
Reversal of market value decrement on treasury shares	i	94
Transfer to asset revaluation reserve	j	(150)
Other		(55)
Tax effect of transitional adjustments and application of tax-effect accounting		609

Impacts on contributed equity
Derecognition of treasury shares	i	(645)

Impacts on reserves
Transfer from retained earnings to executive share option reserve	e	34
Transfer from foreign currency translation reserve to retained earnings	g	(166)
Increase to asset revaluation reserve	j	114
Total adjustments to equity as at 1 October 2004		(2,676)
Total equity measured under AIFRS as at 1 October 2004		27,090

CONDENSED CONSOLIDATED BALANCE SHEET RECONCILIATION - 31 MARCH 2005

	AGAAP (1)					AIFRS
	31 Mar 2005	Transition	Ref	Measurement	Reclassification	31 Mar 2005
	$m	$m		$m	$m	$m
Assets
Cash and liquid assets	6,929	11	c	1	—	6,941
Due from other banks	18,520	—		—	121	18,641
Trading derivatives	17,122	—		—	—	17,122
Trading securities	19,351	4		—	105	19,460
Investments - available for sale	3,474	—		—	10	3,484
Investments - held to maturity	8,666	—		—	—	8,666
Investments relating to life insurance business	43,917	(553)	i	(35)	—	43,329
Loans and advances	246,756	5,572	c, v	(255)	(1,099)	250,974
Due from customers on acceptances	21,567	—		—	—	21,567
Property, plant and equipment	2,019	(24)	v	(1)	1,824	3,818
Investments in associates and joint ventures	146	16		—	(115)	47
Goodwill and other intangible assets	571	4,176	f	35	654	5,436
Regulatory deposits	121	—		—	(121)	—
Deferred tax assets	1,375	458	c, d	(116)	—	1,717
Other assets	11,867	(5,418)	c	8	(1,379)	5,078
Total assets	402,401	4,242		(363)	—	406,280
Liabilities
Due to other banks	35,020	—		—	—	35,020
Trading derivatives	14,911	—		—	—	14,911
Other financial liabilities at fair value	159	—		—	1,571	1,730
Deposits and other borrowings	205,866	2,179	c	191	—	208,236
Liability on acceptances	21,567	—		—	—	21,567
Life insurance policy liabilities	38,494	—		—	—	38,494
Current taxes	125	8	d	3	—	136
Deferred tax liabilities	1,118	46	a, c, d	(63)	—	1,101
Provisions	1,494	48	a, v	(37)	—	1,505
Bonds, notes and subordinated debt	36,536	3,533	c	(459)	—	39,610
Other debt issues	1,586	—		—	—	1,586
Defined benefit pension scheme liabilities	—	1,279	a	(280)	—	999
Other liabilities	13,524	(175)	c	4	(1,571)	11,782
Total liabilities	370,400	6,918		(641)	—	376,677
Net assets	32,001	(2,676)		278	—	29,603
Equity
Contributed equity	11,322	(645)	i	8	—	10,685
Reserves	802	(18)	e, g, j	42	—	826
Retained profits	15,770	(2,013)		228	—	13,985
Total equity (parent entity interest)	27,894	(2,676)		278	—	25,496
Minority interest in controlled entities Life insurance business	4,107	—		—	—	4,107
Total equity	32,001	(2,676)		278	—	29,603

(1)                               Certain previously disclosed AGAAP balances have been amended where it has been identified that trade date accounting has been incorrectly applied to repurchase and reverse repurchase agreements. The adjustments to the 31 March 2005 AGAAP balance sheet to correct the asset position are a $420 million decrease to “Trading securities”, and a $159 million increase to “Other assets”. The adjustments to the liability position are a $159 million increase to “Other financial liabilities at fair value” and a $420 million decrease to“Other liabilities”.

RECONCILIATION OF TOTAL EQUITY AS AT 31 MARCH 2005

$m

Total equity as reported under Australian GAAP as at 31 March 2005	32,001

Total adjustments to equity as at 1 October 2004	(2,676)

AIFRS adjustments to net profit for the half year ended 31 March 2005	223

AIFRS adjustments to equity for the half year ended 31 March 2005
Impacts on retained earnings
Actuarial movements on defined benefit pension plans	(68)
Derecognition of dividend income and realised gains/losses on treasury shares	10
Transfer from asset revaluation reserve	31
Transfer to foreign currency translation reserve	32

Impacts on contributed equity
Recognition of share-based payments	1
Derecognition of treasury shares	7

Impacts on reserves
Adjustment to executive share option reserve	36
Adjustment to foreign currency translation reserve	37
Adjustment to asset revaluation reserve	(31)
Total adjustments to equity for the half year ended 31 March 2005	278
Total equity measured under AIFRS as at 31 March 2005	29,603

CONDENSED CONSOLIDATED BALANCE SHEET RECONCILIATION - 30 SEPTEMBER 2005

	AGAAP (1)					AIFRS
	30 Sep 2005	Transition	Ref	Measurement	Reclassification	30 Sep 2005
	$m	$m		$m	$m	$m
Assets
Cash and liquid assets	8,430	11		—	—	8,441
Due from other banks	15,477	—		—	118	15,595
Trading derivatives	13,959	—		—	—	13,959
Trading securities	15,075	4	c	3	72	15,154
Investments - available for sale	3,857	—		—	3	3,860
Investments - held to maturity	7,466	—		—	—	7,466
Investments relating to life insurance business	50,500	(553)	i	(164)	—	49,783
Loans and advances	260,053	5,572	c, v	262	(1,213)	264,674
Due from customers on acceptances	27,627	—		—	—	27,627
Property, plant and equipment	1,974	(24)	v	(3)	1,882	3,829
Investments in associates and joint ventures	75	16		—	(75)	16
Goodwill and other intangible assets	522	4,176	b, f	146	614	5,458
Regulatory deposits	118	—		—	(118)	—
Deferred tax assets	1,430	458	c, d	(154)	—	1,734
Other assets	11,942	(5,418)	a, b, c, h, v	(239)	(1,283)	5,002
Total assets	418,505	4,242		(149)	—	422,598
Liabilities
Due to other banks	36,322	—		—	—	36,322
Trading derivatives	12,407	—	c	206	—	12,613
Other financial liabilities at fair value	(201)	—		—	1,688	1,487
Deposits and other borrowings	209,079	2,179	c	1,299	—	212,557
Liability on acceptances	27,627	—		—	—	27,627
Life insurance policy liabilities	42,123	—		—	—	42,123
Current taxes	131	8	d	6	—	145
Deferred tax liabilities	1,250	46	b, c, d	(70)	—	1,226
Provisions	1,823	48	a, v	(24)	—	1,847
Bonds, notes and subordinated debt	39,238	3,533	c	(1,281)	—	41,490
Other debt issues	1,559	—		—	—	1,559
Defined benefit pension scheme liabilities	—	1,279	a	(301)	—	978
Other liabilities	12,867	(175)	c, d, v	66	(1,688)	11,070
Total liabilities	384,225	6,918		(99)	—	391,044
Net assets	34,280	(2,676)		(50)	—	31,554
Equity
Contributed equity	11,486	(645)	i	14	—	10,855
Reserves	667	(18)	a, e, g, j	165	—	814
Retained profits	15,903	(2,013)		(229)	—	13,661
Total equity (parent entity interest)	28,056	(2,676)		(50)	—	25,330
Minority interest in controlled entities Life insurance business	6,224	—		—	—	6,224
Total equity	34,280	(2,676)		(50)	—	31,554

(1)                               Certain previously disclosed AGAAP balances have been amended where it has been identified that trade date accounting has been incorrectly applied to repurchase and reverse repurchase agreements. The adjustments to the 30 September 2005 AGAAP balance sheet to correct the asset position are a $882 million decrease to “Trading securities”, and a $201 million increase to “Other assets”. The adjustments to the liability position are a $201 million increase to “Other financial liabilities at fair value” and a $882 million decrease to “Other liabilities”.

RECONCILIATION OF TOTAL EQUITY AS AT 30 SEPTEMBER 2005

$m
Total equity as reported as at 30 September 2005	34,280

Total adjustments to equity as at 1 October 2004	(2,676)

AIFRS adjustments to net profit for the year ended 30 September 2005	(140)

AIFRS adjustments to equity for the year ended 30 September 2005
Impacts on retained earnings
Actuarial movements on defined benefit pension plans	(68)
Derecognition of dividend income and realised gains/losses on treasury shares	10
Transfer from asset revaluation reserve	31
Transfer to foreign currency translation reserve	(62)

Impacts on contributed equity
Recognition of share-based payments	21
Derecognition of treasury shares	(7)

Impacts on reserves
Adjustment to executive share option reserve	76
Adjustment to foreign currency translation reserve	124
Adjustment to asset revaluation reserve	(35)
Total adjustments to equity for the year ended 30 September 2005	(50)
Total equity measured under AIFRS as at 30 September 2005	31,554

CONDENSED CONSOLIDATED BALANCE SHEET RECONCILIATION - 1 OCTOBER 2005

	AIFRS					AIFRS
	30 Sep 2005	Ref	Transition	Ref	Reclassification	1 Oct 2005
	$m		$m		$m	$m
Assets
Cash and liquid assets	8,441		—	ix	(560)	7,881
Due from other banks	15,595		—	ix	(12)	15,583
Trading derivatives	13,959	k(i)	330	l	(35)	14,254
Trading securities	15,154		5	x, xi	(5,512)	9,647
Other financial assets at fair value	—	k(v)	477	ix, l	18,463	18,940
Hedging derivatives	—	k(ii)(iv)	292	xiv	353	645
Investments - available for sale	3,860		—	xi	45	3,905
Investments - held to maturity	7,466		—	ix, xi	(4,389)	3,077
Investments relating to life insurance business	49,783	q, u	9		—	49,792
Loans and advances	264,674	k(iii), l, m	(44)	ix	(14,434)	250,196
Due from customers on acceptances	27,627	m, t	(293)	x	6,433	33,767
Property, plant and equipment	3,829		—		—	3,829
Investments in associates and joint ventures	16		—		—	16
Goodwill and other intangible assets	5,458		—		—	5,458
Deferred tax assets	1,734	s	173		—	1,907
Other assets	5,002	k(i)(ii)	(150)	xiv	79	4,931
Total assets	422,598		799		431	423,828
Liabilities
Due to other banks	36,322		—	xii	(418)	35,904
Trading derivatives	12,613	k(i)	474		—	13,087
Other financial liabilities at fair value	1,487	k(v), n	311	xii	9,295	11,093
Hedging derivatives	—	k(ii)(iv)	(25)	xiii	2,938	2,913
Deposits and other borrowings	212,557	p	54	xii	(8,347)	204,264
Liability on acceptances	27,627	t	(202)		—	27,425
Life insurance policy liabilities	42,123	q	378	xv	431	42,932
Current taxes	145	s	(1)		—	144
Deferred tax liabilities	1,226	s	150		—	1,376
Provisions	1,847		—		—	1,847
Bonds, notes and subordinated debt	41,490	k(iii)	235	xii	(530)	41,195
Other debt issues	1,559	o	879		—	2,438
Defined benefit pension scheme liabilities	978		—		—	978
Managed fund units on issue	—		—	xiii	6,224	6,224
Other liabilities	11,070	k(i), p	(145)	xiv	(2,938)	7,987
Total liabilities	391,044		2,108		6,655	399,807
Net assets	31,554		(1,309)		(6,224)	24,021
Equity
Contributed equity	10,855		—		—	10,855
Reserves	814	k(iv), u	(420)		—	394
Retained profits	13,661		(889)		—	12,772
Total equity (parent entity interest)	25,330		(1,309)		—	24,021
Minority interest in controlled entities Life insurance business	6,224		—	xiii	(6,224)	—
Total equity	31,554		(1,309)		(6,224)	24,021

RECONCILIATION OF TOTAL EQUITY AS AT 1 OCTOBER 2005

	Ref	$m
Total equity as measured under AIFRS as at 30 September 2005		31,554

AIFRS 1 October 2005 adjustments to total equity

Impacts on retained profits
Recognition of non-hedging derivatives	(k)(i)	(111)
Recognition of fair value hedging derivatives	(k)(ii)	312
Fair value hedge adjustment to underlying hedged items	(k)(iii)	(353)
Adjustment to assets and liabilities recorded at “fair value through profit and loss”	(k)(v)	180
Loan loss provisioning	(l)	384
Revenue recognition – effective yield	(m)	(401)
Valuation of financial instruments at bid and offer price	(n)	(16)
Revaluation of Exchangeable capital units	(o)	(879)
Re-recognition of customer-related financial liabilities	(p)	(76)
Derecognition of deferred acquisition costs – life insurance entities	(q)	(384)
Adjustment to policyholder liabilities due to changes in discount rates	(q)	17
Remeasurement of statutory fund profit	(u)	417
Tax effect of above transitional adjustments	(s)	21

Impact on reserves
Recognition of cash flow hedging derivatives within cash flow hedge reserve (gross amount is $6 million)	(k)(iv)	(3)
Remeasurement of statutory fund profit	u	(417)

Impact on minority interest
Reclassification of minority interest to liabilities	(r), xii	(6,224)
Total adjustments to equity as at 1 October 2005		(7,533)
Total equity measured under AIFRS as at 1 October 2005		24,021

2. SEGMENT INFORMATION

The following segment information is disclosed in accordance with Australian Accounting Standard AASB114 “Segment Reporting”. For the purposes of this note, a business/primary operating segment is defined as a component of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in assessing performance. The Group results are based on the business segments as reviewed separately by the chief operating decision maker, the Group Chief Executive Officer, as well as other members of senior management.

The Group is organised into four operating segments, which are managed along regional lines: Total Australia, Total United Kingdom and Total New Zealand, which include banking and wealth management products; as well as Institutional Markets & Services (IMS) (which is managed globally). IMS comprises Markets, Corporate Loan Portfolio, Structured Products, Credit Products, Financial Institutions and a Support Services unit, to provide products across the Group’s business base. With the exception of Financial Institutions, the client relationships served by IMS are maintained within the regional structures across the Group. The Group’s ‘Other’ business segment includes Corporate Centre and Group Funding, which are not considered to be separate reportable operating segments. Corporate Centre comprises Financial & Risk Management, People & Culture, and Group Development.

Revenues, expenses and tax directly associated with each business segment are included in determining their result. Transactions between business segments are based on agreed recharges between segments operating within the same country and are at arm’s length between segments operating in different countries.

Business Segments

	Total Australia	Total UK	Total New Zealand	Institutional Markets & Services	Other	Inter- segment eliminations	Total Group
	$m	$m	$m	$m	$m	$m	$m
Half year ended 31 March 2006
Segment Revenue (1)	9,229	1,814	651	774	(71)	(87)	12,310
Segment Result	1,192	494	167	319	(178)	—	1,994

Half year ended 31 March 2005
Segment Revenue (1)	6,747	3,994	643	762	114	(125)	12,135
Segment Result	1,099	1,439	153	316	(249)	—	2,758

(1)                               Includes net interest income, total other income and premium and related revenue, and investment revenue from Net Life Insurance income.

3. REVENUE (1)

	Half Year to
	Mar 06	Mar 05
	$m	$m

Gains less losses on financial instruments at fair value
Trading income	213	346
Ineffectiveness on hedging instruments	(31)	—
Other fair value movements	21	—
	203	346

Other operating income
Dividends received	1	—
Profit on sale of property, plant and equipment	5	5
Loan fees	399	749
Money transfer fees	280	322
Foreign exchange income / (expense)	19	(17)
Fees and commissions	795	768
Fleet service fees	85	75
Rentals received on leased vehicle assets	378	361
Investment management fees	179	174
Revaluation losses on exchangeable capital units	(153)	—
Other income	158	120
	2,146	2,557

Significant pensions revenue
Current service cost	(66)	—
Interest cost	(118)	—
Expected return on assets	130	—
Past service gain	387	—
Significant pensions revenue (2)	333	—

(1)                               As part of the transition to AIFRS, the Group has reviewed the classification of items within the above note. As a result, certain items have been reclassified to a more descriptive line item. In particular $157 million in March 2005 has been transferred from Money transfer fees to Fees and commissions. Note there have been no changes at the total revenue level other than the AIFRS measurement adjustments set out in Note 1(b).

(2)                               Significant pensions revenue consists of the items highlighted above. The Group regards the current service cost, interest cost and expected return on assets as ongoing operating expenses by nature. The past service gain is considered to be of a non-recurring nature.

4. OPERATING EXPENSES (1)

	Half Year to
	Mar 06	Mar 05
	$m	$m

Personnel expenses
Salaries and related on costs	1,560	1,527
Equity based payments	62	37
Superannuation (2)	77	171
Other	221	173
	1,920	1,908
Occupancy expenses
Rental on operating leases	171	174
Other	91	103
	262	277
General expenses
Advertising and marketing	103	112
Operational risk losses (3)	94	40
Communications, postage and stationery	179	200
Depreciation and amortisation	199	213
Depreciation on leased vehicle assets	279	266
Fees and commissions	134	68
Computer equipment and software	123	124
Rental on operating leases	45	51
Professional fees	200	200
Travel	39	37
Freight and cartage	38	43
Motor vehicle expenses	11	15
Insurance	18	19
Data communication & processing charges	51	48
Impairment of goodwill	5	—
Other (4)	184	281
	1,702	1,717
Total	3,884	3,902

(1)                               As part of the transition to AIFRS, the Group has reviewed the classification of items within the above note. As a result, certain items have been reclassified to a more descriptive line item predominantly out of ‘General expenses - Other’. Note there have been no changes at the total expenses level other than the AIFRS measurement adjustments set out in Note 1(b).

(2)                               Included within superannuation expenses are defined benefit pension costs for March 2005 half year $95m.

(3)                               Operational risk losses in the March 2006 half year includes $53m in costs relating to fee refunds for Choice package, BAD tax and fixed rate interest only loans. March 2005 half year includes costs relating to fee refunds for BAD tax ($10m).

(4)                               Other expenses in the March 2005 half year includes self-insurance costs relating to the Northern Bank robbery ($49m) and the South Korea legal action ($49m).

5. INCOME TAX EXPENSE

	Half Year to
Group	Mar 06	Mar 05
	$m	$m
Profit before income tax expense
Australia	2,295	1,772
Overseas	1,299	1,873
Add/deduct: (Profit)/loss before income tax expense attributable to the life insurance statutory funds and their controlled trusts	(976)	(544)
Total profit excluding that attributable to the statutory funds of the life insurance business, before income tax expense	2,618	3,101
Prima facie income tax at 30%	785	930
Tax effect of amounts not deductible/(assessable):
Assessable foreign income	2	7
Non-allowable depreciation on buildings	3	3
Rebate of tax on dividends, interest etc	(9)	(16)
Foreign tax rate differences	16	11
Non-allowable impairment loss on goodwill	2	—
Deferred tax assets not recognised/(recognised)	(1)	35
Prior periods adjustments to income tax expense	1	3
Interest expense on exchangeable capital units	12	16
Non-assessable branch income	(27)	(17)
Derecognition of treasury shares	21	10
Non-allowable expense - exchangeable capital units	27	—
Profit on sale of Irish Banks	—	(393)
Other	(14)	(48)
Total income tax expense on profit excluding that attributable to the statutory funds of the life insurance business	818	541
Income tax expense/(revenue) attributable to the statutory funds of the life insurance business	523	192
Total income tax expense	1,341	733
Effective tax rate, excluding statutory funds attributable to the life insurance business	31.2%	17.4%

6. DIVIDENDS AND DISTRIBUTIONS

		Franked	Foreign
	Amount	amount	source
	per	per	dividend	Total
Dividends on ordinary shares	share	share	per share	amount
	cents	%	%	$m
Interim dividend declared in respect of the six months ended 31 March 2006	83	80	20	1,331

The record date for determining entitlements to the 2006 interim dividend is 8 June, 2006.
The interim dividend has been declared by the directors of the Company and is payable on 13 July, 2006.

Final dividend paid in respect of the year ended 30 September 2005	83	80	20	1,327
Interim dividend paid in respect of the six months ended 31 March 2005	83	80	20	1,297
Total dividends paid or payable in respect of the year ended 30 September 2005
	166			2,624

	31 Mar 06		31 Mar 05
	Amount		Amount
	per	Total	per	Total
Distributions on other equity instruments	security	amount	security	amount
	cents	$m	cents	$m
National Income Securities
Distributions for the six months ended	345	69	335	67
Trust Preferred Securities
Distributions for the six months ended	7,500	30	7,000	28
Trust Preferred Securities II (1)
Distributions for the six months ended	3,500	28	—	—

(1)       On 23 March 2005, 800,000 Trust Preferred Securities of US$1,000 were issued. No distributions were payable for the six months ended 31 March 2005.

Dividend and distribution plans

The dividend is paid in cash or part of a dividend plan. Cash dividends are paid by way of:

a) cash or cash equivalents; and

b) direct credit.

Dividend plans in operation are:

a) Dividend Reinvestment Plan;

b) Bonus Share Plan; and

c) United Kingdom Dividend Plan (this enables a UK domiciled shareholder to receive either a dividend in British Pounds Sterling or shares via the UK Dividend Plan).

The last date for receipt of election notices for the dividend or distribution plans is 8 June 2006, 5pm (Melbourne time).

7. NET TANGIBLE ASSETS

	As at
	31 Mar 06	30 Sep 05	31 Mar 05

Net tangible assets per ordinary share ($)	10.75	10.54	10.76

8. GROSS LOANS, ADVANCES & ACCEPTANCES

	As at
	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Gross loans & advances at amortised cost (1)	270,756	269,198	255,291
Unearned income	(2,315)	(2,106)	(1,912)
Provision for doubtful debts	(1,983)	(2,418)	(2,405)
Net loans & advances	266,458	264,674	250,974
Securitised loans (2)
	2,110	5,912	5,393

(1)       As at 31 March 2006 excludes $14,396 million of loans accounted for at fair value which are included within other financial assets at fair value on the balance sheet. These amounts are included in the analysis below.

(2)       From 1 October 2004 the AIFRS consolidation rules required the Group to consolidate securitisation special purpose entities that were not previously consolidated under AGAAP. As a result of structural changes to certain entities made during the 2005 year, a number of special purpose entities were deconsolidated from 1 October 2005. These amounts are included within loans & advances.

				United		Total
By product & region	Australia	Europe	New Zealand	States	Asia	Group
	$m	$m	$m	$m	$m	$m
As at 31 March 2006
Housing lending	123,860	20,891	16,431	—	502	161,684
Term lending	36,036	26,042	15,049	2,497	1,039	80,663
Overdrafts	5,580	7,133	1,463	—	—	14,176
Leasing	10,647	6,204	22	—	15	16,888
Credit cards	4,434	1,513	1,047	—	—	6,994
Other	3,891	453	73	—	32	4,449
Fair value adjustment	—	223	75	—	—	298
Gross loans & advances	184,448	62,459	34,160	2,497	1,588	285,152
Acceptances (1)	37,251	15	—	—	—	37,266
Total gross loans, advances & acceptances	221,699	62,474	34,160	2,497	1,588	322,418
Gross loans & advances
Loans at amortised cost	184,448	57,702	24,521	2,497	1,588	270,756
Loans at fair value (2)	—	4,757	9,639	—	—	14,396
Gross loans & advances	184,448	62,459	34,160	2,497	1,588	285,152

(1)       Includes $5,563 million of acceptances bought back by the Group which is now included within acceptances following AIFRS changes effective from 1 October 2005.

(2)       On the balance sheet this amount is included within “other financial assets at fair value”.

			New	United		Total
By product & region	Australia	Europe	Zealand	States	Asia	Group
	$m	$m	$m	$m	$m	$m
As at 30 September 2005
Housing lending (1)	117,718	17,175	16,393	—	494	151,780
Term lending (1)	32,824	22,675	15,572	2,241	1,143	74,455
Overdrafts	5,036	5,809	1,457	—	—	12,302
Leasing	10,102	6,065	29	—	17	16,213
Credit cards	4,194	1,524	1,051	—	—	6,769
Other	6,248	1,289	114	—	28	7,679
Gross loans & advances	176,122	54,537	34,616	2,241	1,682	269,198
Acceptances	27,612	15	—	—	—	27,627
Total gross loans, advances & acceptances	203,734	54,552	34,616	2,241	1,682	296,825

As at 31 March 2005
Housing lending (1)	109,605	15,289	15,399	—	617	140,910
Term lending (1)	30,613	22,702	14,407	2,758	1,975	72,455
Overdrafts	4,651	5,261	1,326	—	—	11,238
Leasing	9,420	6,204	21	—	21	15,666
Credit cards	4,213	1,542	1,066	—	—	6,821
Other	4,345	2,435	1,005	—	416	8,201
Gross loans & advances	162,847	53,433	33,224	2,758	3,029	255,291
Acceptances	21,498	46	23	—	—	21,567
Total gross loans, advances & acceptances	184,345	53,479	33,247	2,758	3,029	276,858

(1)       Housing lending and term lending balances for 30 September 2005 and 31 March 2005 have been restated to reflect the reclassification of certain personal investment housing loan products previously included within business loan products and classified within term lending. This change has arisen from increased granularity of product data which is now available from the Group’s financial systems which enables these housing loans to be unbundled from the business loan products and reported as housing lending. This results in a reclassification from term lending to housing lending of $10,275 million as at 30 September 2005 and $9,088 million as at 31 March 2005.

9. DOUBTFUL DEBTS

Total charge for doubtful debts	Half Year to
by Region (1)	Mar 06	Mar 05
	$m	$m
Australia	106	198
Europe	136	74
New Zealand	23	8
United States	7	4
Asia	(2)	(3)
Total charge to provide for doubtful debts	270	281

Movement in provisions for doubtful debts

	Half Year to Mar 06			Half Year to Mar 05
	Specific	Collective	Total	Specific	General	Total
	$m	$m	$m	$m	$m	$m
Opening balance - AGAAP	358	2,064	2,422	412	2,116	2,528
Transitional adjustments 1/10/2005 (2)	(77)	(427)	(504)	—	—	—
Opening balance - AIFRS	281	1,637	1,918	412	2,116	2,528
Transfer to/(from) specific/collective provision	203	(203)	—	238	(238)	—
Bad debts recovered	105	—	105	88	—	88
Bad debts written off	(330)	—	(330)	(299)	—	(299)
Charge to income statement	—	270	270	—	281	281
Provision of controlled entities sold	—	—	—	(21)	(92)	(113)
Foreign currency translation and other adjustments	(5)	25	20	(28)	(33)	(61)
Total provisions for doubtful debts (1) (3)	254	1,729	1,983	390	2,034	2,424

(1)       The March 2006 half excludes amounts included within loans that are recorded at fair value and trading derivatives of $120 million.

(2)       Represents $384 million reduction in provision and $120 million transferred to loans recorded at fair value and trading derivatives.

(3)       Specific provision includes amounts for off balance sheet credit exposures.

10. ASSET QUALITY

	As at
Summary of impaired assets	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Gross non-accrual loans (1)	979	1,022	1,115
Gross restructured loans	5	5	1
Gross assets acquired through security enforcement	—	—	2
Gross impaired assets	984	1,027	1,118
Less: Specific provisions - non-accrual loans	(254)	(316)	(353)
Net impaired assets	730	711	765

Total impaired assets by region	As at 31 Mar 06		As at 30 Sep 05		As at 31 Mar 05
	Gross	Net	Gross	Net	Gross	Net
	$m	$m	$m	$m	$m	$m
Australia	774	578	761	560	757	525
Europe	143	110	137	69	172	103
New Zealand	66	42	103	70	89	67
United States	—	—	25	12	98	69
Asia	1	—	1	—	2	1
Total impaired assets	984	730	1,027	711	1,118	765

			New	United
Movement in gross impaired assets	Australia	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m	$m
Balance at 30 September 2004	700	333	87	155	1	1,276
New	283	44	25	2	1	355
Written off	(63)	(52)	(2)	(1)	—	(118)
Returned to performing or repaid	(163)	(60)	(19)	(47)	—	(289)
Impaired assets of controlled entities sold (2)	—	(84)	—	—	—	(84)
Foreign currency translation adjustments	—	(9)	(2)	(11)	—	(22)
Balance at 31 March 2005	757	172	89	98	2	1,118
New	204	99	35	1	—	339
Written off	(143)	(43)	(4)	(1)	(1)	(192)
Returned to performing or repaid	(57)	(83)	(16)	(74)	—	(230)
Foreign currency translation adjustments	—	(8)	(1)	1	—	(8)
Balance at 30 September 2005	761	137	103	25	1	1,027
New	233	71	54	—	—	358
Written off	(76)	(9)	(32)	(26)	—	(143)
Returned to performing or repaid	(144)	(64)	(55)	—	—	(263)
Foreign currency translation adjustments	—	8	(4)	1	—	5
Gross impaired assets at 31 March 2006	774	143	66	—	1	984

(1)       Non-accrual loans are those loans meeting the APRA definition and consist of: retail loans (excluding credit card loans and portfolio managed facilities) which are contractually past due 90 days with security insufficient to cover principal and arrears of interest revenue; non retail loans which are contractually past due and there is sufficient doubt about the ultimate collectibility of principal and interest to warrant the cessation of the recognition of interest revenue; and impaired off-balance sheet credit exposures where current circumstances indicate that losses may be incurred. Unsecured portfolio managed facilities whereby they become non accrual at 180 days.

(2)       Impaired assets of the Irish Banks, which were disposed on 28 February 2005.

Gross non-accrual loans to gross loans & acceptances - by region	As at
	31 Mar 06	30 Sep 05	31 Mar 05
	%	%	%
Australia	0.35	0.37	0.41
Europe	0.23	0.25	0.32
New Zealand	0.19	0.30	0.27
United States	—	1.12	3.48
Asia	0.06	0.06	0.07
Total gross non-accrual loans to gross loans & acceptances (1)	0.30	0.34	0.40

(1)       Includes loans at amortised cost plus those at fair value.

Group coverage ratios
Net impaired assets to total equity (2)	2.8	2.8	3.0
Net impaired assets to total equity plus collective provision (2) (3)	2.6	2.6	2.8
Specific provision to gross impaired assets	25.8	34.9	34.9
Total provision to gross impaired assets (3)	208.5	235.8	216.8
Collective provision to total risk-weighted assets (3)	0.60	0.71	0.73
Collective provision to credit risk-weighted assets (4)	0.62	0.75	0.76

(2)       Total parent entity interest in equity.

(3)       Includes provision against both loans at amortised cost and at fair value.

(4)       From 1 July 2006, a General Reserve for Credit Losses will be established to align with APRA’s proposed benchmark of 0.5% of total risk-weighted credit risk assets (refer Supplementary Information, Capital Adequacy Note).

The amounts below are not classified as impaired assets and therefore are not included in the summary on the previous page.

	As at
Accruing loans 90 days past due - by region	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Australia	796	671	734
Europe	136	123	124
New Zealand	30	25	22
Asia	1	—	4
Total 90 day past due loans (5)	963	819	884

(5)       Accruing loans 90 days past due includes gross portfolio-managed facilities past due 90 to 180 days.

11. DETAILS OF ASSOCIATES AND JOINT VENTURE ENTITIES

Interests in associates

The Group holds no material interests in associates as at 31 March 2006, and held no such material interests as at 30 September 2005 or 31 March 2005.

Interests in joint venture entities

The Group holds no material interests in joint ventures as at 31 March 2006, and held no such material interests as at 30 September 2005 or 31 March 2005.

12. DETAILS OF CONTROLLED ENTITIES ACQUIRED OR DISPOSED OF DURING THE PERIOD

There were no material entities over which the Group gained control during the half year ended 31 March 2006.

The sale of BNZ Investment Management Limited was completed on 31 January 2006 generating a profit on sale after all disposal costs of $3 million.

The sale of Northern Bank Limited and National Irish Bank Limited (the Irish Banks) to Danske Bank A/S was completed on 28 February 2005 generating a profit on sale after all disposal costs, including taxation, of $1,320 million (ie $1,276 after tax in the March 2005 half plus $44 million after tax in the September 2005 half). Under the terms of the sale agreement, the Company has certain indemnification obligations and standard warranties that survive the completion of the sale.

Transitional services are provided to Danske Bank A/S in respect of the Irish Banks to assist in the smooth transition of ownership of those businesses. Transitional services are provided at cost and are expected to be in place for up to 18 months from the date of sale.

13. DEPOSITS & OTHER BORROWINGS

	As at 31 Mar 06
			New	United
By product & region	Australia	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m	$m
Deposits not bearing interest	6,650	3,331	466	700	2	11,149
On-demand and short-term deposits	57,962	24,552	7,188	2,368	578	92,648
Certificates of deposit	8,981	10,163	3,060	506	—	22,710
Term deposits	33,795	10,116	12,852	2,685	4,350	63,798
Total deposits	107,388	48,162	23,566	6,259	4,930	190,305
Securities sold under agreements to repurchase	3,168	2,346	—	824	—	6,338
Borrowings	10,779	—	3,442	5,408	—	19,629
Fair value adjustment	—	41	(7)	—	—	34
Total deposits and other borrowings	121,335	50,549	27,001	12,491	4,930	216,306
Total deposits and other borrowings at cost	121,335	49,675	18,176	12,491	4,930	206,607
Total deposits at fair value (1)	—	874	8,825	—	—	9,699
Total deposits and other borrowings	121,335	50,549	27,001	12,491	4,930	216,306

(1)       On the balance sheet this amount is included within “Other financial liabilities at fair value”.

	As at 30 Sep 05
			New	United
By product & region	Australia	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m	$m
Deposits not bearing interest	6,544	3,248	595	592	2	10,981
On-demand and short-term deposits	51,694	22,529	7,485	2,247	747	84,702
Certificates of deposit	13,934	8,936	3,424	475	—	26,769
Term deposits	34,065	10,061	13,092	3,063	3,294	63,575
Total deposits	106,237	44,774	24,596	6,377	4,043	186,027
Securities sold under agreements to repurchase	2,429	1,874	—	805	—	5,108
Borrowings	13,638	—	1,576	6,208	—	21,422
Total deposits and other borrowings	122,304	46,648	26,172	13,390	4,043	212,557

	As at 31 Mar 05
			New	United
By product & region	Australia	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m	$m
Deposits not bearing interest	6,209	3,317	522	488	2	10,538
On-demand and short-term deposits	47,338	21,513	7,650	2,512	2,266	81,279
Certificates of deposit	22,563	8,263	3,175	468	—	34,469
Term deposits	32,798	9,593	12,456	3,906	3,526	62,279
Total deposits	108,908	42,686	23,803	7,374	5,794	188,565
Securities sold under agreements to repurchase	2,000	1,493	—	242	—	3,735
Borrowings	13,072	366	2,093	405	—	15,936
Total deposits and other borrowings	123,980	44,545	25,896	8,021	5,794	208,236

14. CONTRIBUTED EQUITY AND RESERVES

	As at
Contributed equity	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Issued and paid-up share capital
Ordinary shares, fully paid	7,986	6,921	6,751
Ordinary shares, partly paid to 25 cents (1)	—	—	—
Other contributed equity
National Income Securities	1,945	1,945	1,945
Trust Preferred Securities	975	975	975
Trust Preferred Securities II	1,014	1,014	1,014
	11,920	10,855	10,685

(1)       Ordinary shares, partly paid to 25 cents have a value of less than $1 million.

	As at
Movements in contributed equity	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Ordinary share capital
Balance at beginning of period	6,921	6,751	7,271
AIFRS transition adjustment (derecognition of treasury shares)	—	—	(645)
Restated opening balance	6,921	6,751	6,626
Shares issued
Dividend reinvestment plan	99	102	103
Executive share option plan no. 2	25	30	14
Paying up of partly paid shares	—	1	—
Exchangeable capital units converted (1)	932	31	—
(Purchase)/sale and vesting of treasury shares	(19)	(14)	7
Current period equity based payments expense vested immediately	4	3	1
Transfer on vesting of equity based payments	24	17	—
Balance at end of period	7,986	6,921	6,751
National Income Securities
Balance at beginning of period	1,945	1,945	1,945
Movement during period	—	—	—
Balance at end of period	1,945	1,945	1,945
Trust Preferred Securities
Balance at beginning of period	975	975	975
Movement during period	—	—	—
Balance at end of period	975	975	975
Trust Preferred Securities II
Balance at beginning of period	1,014	1,014	—
Movement during period	—	—	1,014
Balance at end of period	1,014	1,014	1,014

(1)       During the March 2006 half, holders of 17,282,295 exchangeable capital units were converted into 28,282,476 ordinary shares as per the terms set out in the 2005 Annual Financial Report.

	As at
Reserves	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
General reserve	687	1,111	920
Asset revaluation reserve	96	97	100
Foreign currency translation reserve	(203)	(504)	(264)
Cash flow hedge reserve	(10)	—	—
Equity based payments reserve	144	110	70
Total reserves	714	814	826

	As at
Movements in reserves	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
General reserve
Balance at beginning of period	1,111	920	942
AIFRS transition adjustment	(417)	—	—
Restated opening balance	694	920	942
Transfer from/(to) retained profits	(7)	191	(22)
Balance at end of period	687	1,111	920
Asset revaluation reserve
Balance at beginning of period	97	100	86
AIFRS transition adjustment	—	—	114
Restated opening balance	97	100	200
Revaluation of land and buildings	—	(6)	—
Tax on revaluation adjustments	—	3	—
Transfer to retained profits	(1)	—	—
Transfer to retained profits on sale of controlled entities	—	—	(100)
Balance at end of period	96	97	100
Foreign currency translation reserve
Balance at beginning of period	(504)	(264)	166
AIFRS transition adjustment	—	—	(166)
Restated opening balance	(504)	(264)	—
Currency translation adjustments	290	(187)	(351)
Transfer from retained profits	11	21	27
Transfer to income statement on sale of controlled entities	—	(74)	60
Balance at end of period	(203)	(504)	(264)
Cash flow hedge reserve
Balance at beginning of period	—	—	—
AIFRS transition adjustment	(3)	—	—
Restated opening balance	(3)	—	—
Gains/(losses) on cash flow hedging instruments	15	—	—
Gains/(losses) transferred to the income statement	(23)	—	—
Tax on cash flow hedging instruments	1	—	—
Balance at end of period	(10)	—	—
Equity based payments reserve
Balance at beginning of period	110	70	—
AIFRS transition adjustment	—	—	34
Restated opening balance	110	70	34
Current period equity based payments expense not yet vested	58	57	36
Transfer to ordinary share capital on vesting	(24)	(17)	—
Balance at end of period	144	110	70

	As at
Reconciliation of Movement in Retained Profits	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Balance at beginning of period	13,661	13,985	14,515
AIFRS transition adjustments	(889)	—	(2,013)
Restated opening balance	12,772	13,985	12,502
Actuarial gains/(losses) on defined benefit plans	56	—	(68)
Treasury shares adjustment (after tax)	22	—	10
Net profit attributable to members of the Company	1,994	1,234	2,758
Total available for appropriation	14,844	15,219	15,202
Transfer from/(to) general reserve	7	(191)	22
Transfer from asset revaluation reserve	1	—	—
Transfer from asset revaluation reserve on sale of controlled entities	—	—	100
Transfer to foreign currency translation reserve	(11)	(21)	(27)
Dividends paid	(1,275)	(1,237)	(1,217)
Distributions on other equity instruments	(127)	(109)	(95)
Balance at end of period	13,439	13,661	13,985

15. NOTES TO THE CASH FLOW STATEMENT

(a) Reconciliation of net profit attributable to members of the Company to net cash provided by/(used in) operating activities

	Half Year to
	Mar 06	Mar 05
	$m	$m

Net profit attributable to members of the Company	1,994	2,758
Add/(deduct): Non-cash items
Decrease/(increase) in interest receivable	(555)	132
Increase/(decrease) in interest payable	707	(55)
Increase/(decrease) in unearned income	23	(61)
Increase/(decrease) in deferred and unamortised fee income	(174)	—
Fair value movements
Assets, liabilities and derivatives designated at fair value through profit and loss	1,866	(1,158)
Net adjustment to bid/offer valuation	7	—
Increase/(decrease) in personnel provisions	(115)	230
Increase/(decrease) in other operating provisions	(130)	68
Equity based payments expense recognised in equity or reserves	62	37
Actuarial (gains)/losses on defined benefit plans	(333)	—
Impairment losses on non-financial assets	(2)	—
Charge to provide for doubtful debts	270	281
Depreciation and amortisation expense	478	479
Revaluation losses on Exchangeable Capital Units	153	—
Movement in life insurance policyholder liabilities	4,450	2,865
Unrealised (gain)/loss on investments relating to life insurance business	(4,229)	(2,120)
Decrease/(increase) in other assets	(77)	(205)
Increase/(decrease) in other liabilities	(222)	(742)
Increase/(decrease) in income tax payable	144	156
Increase/(decrease) in deferred tax liabilities	283	(56)
Decrease/(increase) in deferred tax assets	87	(127)
Add/(deduct): Operating cash flows items not included in profit	(10,982)	(8,500)
Add/(deduct): Investing or financing cash flows included in profit
(Profit)/loss on sale of controlled entities, before income tax expense/(benefit)	(3)	(1,261)
(Profit)/loss on investments classified as available-for-sale and held to maturity	—	4
(Profit)/loss on sale of property, plant, equipment and other assets	3	(4)
Write-off of property, plant, equipment and other assets	—	1
Net cash provided by/(used in) operating activities	(6,295)	(7,278)

(b)  Reconciliation of cash and cash equivalents

For the purposes of reporting cash flows, cash and cash equivalents include cash and liquid assets, due from other banks and due to other banks.

Cash and cash equivalents at the end of the period as shown in the statement of cash flows relates to the following items on the statement of financial position:

Cash and cash equivalents

Assets
Cash and liquid assets	10,903	6,941
Treasury and other eligible bills	651	—
Due from other banks, excluding mandatory deposits with supervisory central banks	21,816	18,519
	33,370	25,460
Liabilities
Due to other banks	(38,964)	(35,020)
Total cash and cash equivalents	(5,594)	(9,560)

Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

	Half Year to
	Mar 06	Mar 05
	$m	$m
(c) Non-cash financing and investing activities
New share issues
Dividend reinvestment plan	99	103
Bonus share plan	52	72
Movement in assets under finance lease	—	1

(d)  Financing arrangements

The Group held no standby lines of credit or other financing arrangements for the 31 March 2006 or 31 March 2005 half years.

(e)  Sale of controlled entities

The following sales were made during the half years to 31 March 2006 and 31 March 2005 respectively:

•          A controlled entity, National Europe Holdings (Ireland) Limited, the immediate parent of Northern Bank Limited and National Irish Bank Limited was sold on 28 February 2005;

•          A controlled entity, BNZ Investment Management Limited was sold on 31 January 2006

The operating results of the controlled entities have been included in the Group’s Income Statement up to the date of sale. Details of the sales were as follows:

	Mar 06	Mar 05
	$m	$m
Cash consideration received	8	2,514
Net assets of controlled entities sold
Cash and liquid assets	6	1,041
Due from other banks	—	1,053
Investment - held to maturity	—	691
Loans and advances	—	13,333
Property, plant and equipment	2	194
Other assets	22	342
Due to other banks	—	(2,113)
Due to customers	—	(12,340)
Provisions	—	(78)
Retirement benefit obligations	—	(286)
Other liabilities	(25)	(874)
Total net assets of controlled entities sold	5	963
Goodwill	—	13
Foreign currency translation reserve relating to controlled entities sold	—	60
Costs of disposal of controlled entities sold	—	217
Profit/(loss) on sale of controlled entities before income tax expense/(benefit)	3	1,261

16. CONTINGENT LIABILITIES & COMMITMENTS

Legal proceedings

Entities within the Group are defendants from time to time in legal proceedings arising from the conduct of their business. The Company does not consider that the outcome of any proceedings, either individually or in aggregate, are likely to have a material effect on its financial position. Where appropriate, provisions have been made.

There are contingent liabilities in respect of claims, potential claims and court proceedings against entities in the Group. The aggregate of potential liability in respect thereof cannot be accurately assessed.

Exchangeable capital units capital raising

The Group announced in February 2004 and May 2005 that it had received amended assessments from the Australian Taxation Office (ATO) which seek to disallow interest deductions on exchangeable capital units (ExCaps) for the tax years 1997 to 2003 and deductions for certain issue costs for the years 1998 to 2001. The ATO assessments are for $298 million of primary tax and interest and penalties of $254 million (after-tax), a total of $552 million (after-tax). As previously advised, should the ATO also disallow issue costs claimed in 2002 and 2003, the further primary tax assessed would be approximately $2 million. Interest and penalties may also be imposed.

In accordance with ATO practice on disputed assessments, the Group has paid 50% of the amounts owing under the amended assessments. These payments have been recognised as an asset by the Group in its accounts, included within other assets, on the basis that the Group expects recovery of the amount paid to the ATO. Interest may accrue on the unpaid disputed amounts. The Group has not tax-effected interest paid on the ExCaps after 1 October 2003 whilst the tax treatment is in dispute. As a result, a permanent difference of $12 million has been recognised in determining income tax expense for the 2006 half year.

The Group disputes the amended assessments for the ExCaps and intends to pursue all necessary avenues of objection and appeal. Objections against the amended assessments have been lodged but as yet have not been determined. No provision has been raised for this matter.

New Zealand structured finance transactions

The New Zealand Inland Revenue Department (IRD) is carrying out a review of certain structured finance transactions in the banking industry.

As part of this review, subsidiaries of the Group have received amended tax assessments for the 1998 to 2002 years from the IRD with respect to certain structured finance transactions. The amended assessments are for income tax of approximately NZ$256 million. Interest will be payable on this amount, and the possible application of penalties has yet to be considered by the IRD.

The New Zealand Government introduced new legislation, effective 1 July 2005, which addresses their concerns with banks entering into these transactions. All of the structured finance transactions of the Group’s subsidiaries that are the subject of the IRD’s review were terminated by that date.

If the IRD issues amended assessments for all transactions for periods up to 30 June 2005, the maximum sum of primary tax, which the IRD might claim for all years is approximately NZ$416 million. In addition, as at 31 March 2006, interest of NZ$132 million (net of tax) will be payable.

The Group is confident that its position in relation to the application of the taxation law is correct and it is disputing the IRD’s position with respect of these transactions. The Group has obtained legal opinions that confirm that the transactions complied with New Zealand tax law. The transactions are similar to transactions undertaken by other New Zealand banks. The Group has commenced legal proceedings to challenge the IRD’s assessments.

The financial effect of the unpaid balance of the amounts owing under the amended assessments has not been brought to account in the financial statements for the six months ended 31 March 2006.

Wealth Management Reinsurance

As a result of a review by the Australian Taxation Office (ATO), the Australian Wealth Management business (MLC) received a position paper from the ATO on 6 April 2006 in relation to a reinsurance contract entered into in the 1998 tax year and amended in the 2000 tax year. The position paper expresses the preliminary view that certain expenditure incurred under the reinsurance contract was not deductible under certain technical provisions of the tax law. The ATO has requested the Group to respond to the position paper by late May 2006. To date no amended assessment has been received.

The primary tax in relation to the expenditure claimed is approximately $54 million. Interest and penalties may be imposed should an amended assessment be issued. An accurate assessment of any interest and penalties cannot be made at this time.

The Group is currently in the process of assessing the ATO position paper and determining its response to the ATO. The Group believes, based on the work completed to date, that its position in relation to the application of the tax law, applicable at that time, to this transaction is correct.

Accordingly, consistent with Group practice, this amount has not been provided for.

17. DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE

Description

On 23 November 2005, the Group announced it was undertaking a process to seek expressions of interest for its wholly owned fleet leasing and management business, Custom Fleet. The Custom Fleet business has been classified as held for sale for the purposes of the 31 March 2006 balance sheet. In May 2006, the Group announced that it has agreed to sell its Custom Fleet business to GE Commercial Finance. The sale is subject to regulatory approvals and to no material adverse change occurring within the business prior to completion.

On 21 February 2006, the Group announced that it had agreed to sell its MLC life insurance companies in Hong Kong and Indonesia to AXA Asia Pacific Holdings for $575 million. The sale was subject to certain regulatory approvals which have been obtained. In May 2006 the Group announced the completion of the sale of these companies. The impact on Group profit and loss is not expected to be material.

The assets and liabilities attributable to these disposal groups have been measured and are disclosed below, in accordance with AASB 5 “Non-current assets held for sale and discontinued operations”, and are held in the Total Australia, Total UK and Total New Zealand regions. Intercompany assets and liabilities have been eliminated.

As at 31 Mar 06
$m
Assets
Investments relating to life insurance business	869
Property, plant and equipment	2,140
Other assets	341
Total assets	3,350

Liabilities
Life Insurance policy liabilities	614
Other liabilities	196
Total Liabilities	810
Net Assets	2,540

18. SUBSEQUENT EVENTS

Sale of global fleet services business

The Group announced in May 2006 that it has agreed to sell its Custom Fleet business to GE Commercial Finance, the business-to-business financial services unit of General Electric Company.

Subject to adjustments related to the sale the agreed price is $550 million to acquire net assets of $230 million. Any intercompany funding by the Group will be paid out by the purchaser prior to sale completion.

Custom Fleet is a global fleet management and leasing business with operations in Australia, New Zealand and the United Kingdom.

The sale is subject to regulatory approvals and to no material adverse change occurring within the business prior to completion. The proceeds will be utilised as part of the Group’s total capital management program.

Completion of sale of MLC Hong Kong and MLC Indonesia

The Group announced in May 2006 the completion of the sale of its life insurance companies in Asia, MLC Hong Kong and MLC Indonesia, to AXA Asia Pacific. The sale, announced on 21 February 2006, was subject to certain regulatory approvals which have been obtained. Completion of the sale has occurred on terms consistent with the original sale announcement.

Directors’ declaration

The directors of National Australia Bank Limited declare that, in the directors’ opinion:

(a)          as at the date of this declaration, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(b)         the financial statements and the notes thereto, as set out on pages 19 to 80, are in accordance with the Corporations Act 2001 (Cth), including:

(i)             section 304, which requires that the half-year financial report comply with the Accounting Standards made by the Australian Accounting Standards Board for the purposes of the Corporations Act 2001 (Cth) and any further requirements in the Corporations Regulations 2001 (Cth); and

(ii)          section 305, which requires that the financial statements and notes thereto give a true and fair view of the financial position of the Group as at 31 March 2006, and of the performance of the Group for the six months ended 31 March 2006.

Dated at Melbourne this 11th day of May, 2006 and signed in accordance with a resolution of the directors.

Michael A Chaney	John M Stewart
Chairman	Group Chief Executive Officer

•	Ernst & Young Building	•	Tel 61 3 9288 8000
	8 Exhibition Street		Fax 61 3 8650 7777
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Independent review report to members of National Australia Bank Limited

Scope

The financial report and directors’ responsibility

The financial report comprises the condensed consolidated income statement, condensed consolidated balance sheet, condensed consolidated statement of recognised income and expense, condensed consolidated cash flow statement and accompanying notes to the financial statements as set out on pages 19 to 80 for the consolidated entity comprising both National Australia Bank Limited (the Company) and the entities it controlled and the directors’ declaration for the Company, for the six months ended 31 March 2006.

The directors of the Company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 134 “Interim Financial Reporting”, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the Company, and in order for the Company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001, Accounting Standard AASB 134 “Interim Financial Reporting” and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity’s financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of Company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the Company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the Company a written Auditor’s Independence Declaration, a copy of which is included in the Directors’ Report. In addition to our review of the financial report, we were engaged to undertake other non-audit services. The provision of these services has not impaired our independence.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising National Australia Bank Limited and the entities it controlled during the six months ended 31 March 2006 is not in accordance with:

(a)                                  the Corporations Act 2001, including:

(i)                                     giving a true and fair view of the financial position of the consolidated entity at 31 March 2006 and of its performance for the six months ended on that date; and

(ii)                                  complying with Accounting Standard AASB 134 “Interim Financial Reporting” and the Corporations Regulations 2001; and

(b)                                 other mandatory financial reporting requirements in Australia.

Ernst & Young

SJ Aldersley
Partner

Melbourne
11 May 2006	Liability limited by a scheme approved under
Professional Standards Legislation.

SUPPLEMENTARY INFORMATION - CAPITAL ADEQUACY

(This supplementary information has not been subject to review by our independent auditors)

Regulatory capital position

Under guidelines issued by APRA, life insurance and funds management activities are excluded from the calculation of risk-weighted assets, and the related controlled entities are deconsolidated for the purposes of calculating capital adequacy. The intangible component of the investment in these controlled entities (the difference between the appraisal value and the embedded value) is deducted from Tier 1 capital, and the embedded value is deducted from the total of eligible Tier 1 and Tier 2 capital. Additionally, any profits from these activities included in the Group’s results are excluded from the determination of Tier 1 capital to the extent that they have not been remitted to the Company in the form of dividends. A reconciliation of capital under the different bases is provided.

AIFRS Transitional Arrangements

APRA requires regulatory capital to continue to be calculated in accordance with AGAAP until 1 July 2006. As such, the effect to total equity of material AIFRS adjustments to 1 October 2005 and material AIFRS impacts to 31 March 2006 have been reversed for the purposes of calculating the Group’s capital position at 31 March 2006. Final APRA standards on AIFRS are expected shortly and the Group is currently discussing its transitional arrangements with APRA.

Under APRA transitional arrangements intended to apply until 1 January 2008, a General Reserve for Credit Losses will be established at 1 July 2006. This will be an appropriation from retained earnings to non distributable reserves and will qualify as Tier 2 capital. The reserve will be calculated on a basis which aligns the Group’s coverage ratios with the APRA benchmark of 0.5% of total risk-weighted credit risk assets. The Group estimates that on a proforma basis, the reserve would amount to $157 million at 1 October 2005 and $161 million at 31 March 2006.

	As at
Reconciliation to shareholder’s funds	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Contributed equity	11,920	11,486	11,322
Reserves	714	667	802
Retained profits	13,439	15,903	15,770
Minority interest	—	6,224	4,107
Total equity per consolidated balance sheet	26,073	34,280 (1)	32,001 (1)
Reverse effect to total equity of AIFRS transitional adjustments as at October 1 2004 (2)	2,606	—	—
Reverse effect to total equity of AIFRS transitional adjustments for year ended 30 September 2005 (2)	110	—	—
Reverse effect to total equity of AIFRS transitional adjustments at 1 October 2005 (2)	1,318	—	—
Reverse effect of AIFRS during 6 Months to 31 March 2006 (2)		—	—
Exchangeable capital units converted - embedded derivative and foreign exchange movements	(387)	—	—
Revaluation losses on exchangeable capital units	134	—	—
Treasury Shares	101	—	—
Pensions actuarial estimate	(56)	—	—
Pensions reforms revenue	(270)	—	—
Movement in cashflow hedge reserve	7	—	—
General provision for doubtful debts (3)	(91)	—	—
Adjusted total equity per APRA’s transitional arrangements	29,545 (4)	34,280 (1)	32,001 (1)
Estimated reinvestment under dividend reinvestment plan	152	152	151
Less: Goodwill	(522)	(522)	(571)
Estimated final dividend	(1,331)	(1,304)	(1,293)
Intangible assets - Wealth Management	(2,448)	(2,448)	(2,448)
Asset revaluation reserve	(33)	(18)	(17)
Deconsolidation of Wealth Management profits (net of dividends)	(871)	(799)	(305)
DTA (excluding DTA on the general provision for doubtful debts) (5)	—	(143)	(55)
Non - qualifying minority interest	—	(6,224)	(4,107)
Capitalised expenses	(181)	(195)	(200)
Tier 1 capital	24,311	22,779	23,156

	As at
	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Asset revaluation reserve	33	18	17
General provision for doubtful debts	1,600	1,443	1,415
Perpetual floating rate notes	350	328	324
Dated subordinated debts	8,378	7,422	8,475
Exchangeable capital units	686	1,231	1,262
Notional revaluation of investment securities to market	—	(18)	—
Tier 2 capital	11,047	10,424	11,493
Other deductions (6)	(2,967)	(2,922)	(2,922)

Total regulatory capital	32,391	30,281	31,727

Risk-weighted assets - credit risk	288,350	276,540	266,854
Risk-weighted assets - market risk (7)	13,474	13,293	12,294
Total risk-weighted assets (7)	301,824	289,833	279,148
Risk adjusted capital ratios
Tier 1	8.05%	7.86%	8.30%
Tier 2	3.66%	3.60%	4.12%
Deductions	(0.98)%	(1.01)%	(1.05)%
Total capital	10.73%	10.45%	11.37%

(1)       Total equity on an AGAAP basis.

(2)       APRA requires regulatory capital to continue to be calculated in accordance with AGAAP until 1 July 2006. As such, the effect to total equity of all material AIFRS adjustments up to 1 October 2005 and material AIFRS impacts to 31 March 2006 have been reversed for the purposes of calculating the Group’s capital position at 31 March 2006. The difference between the AIFRS transitional adjustments to equity for regulatory capital purposes and the actual total equity impact of AIFRS as disclosed in note 1 in the financial report relates to individually immaterial items that were not adjusted for regulatory capital purposes, as per the transitional approach agreed with APRA.

(3)       The adjustment to equity for general provision for doubtful debts arises primarily as a consequence of methodology differences in calculating loan loss provisions. The AGAAP general provision is based on expected losses over the entire expected life of a loan facility using committed exposures. The majority of the difference arises due to significant growth in commitments to SME business customers and institutions in the half year ended 31 March 2006.

(4)       Excludes minority interests and the effect of this has not been reversed as it has no impact on capital.

(5)       APRA requires any excess deferred tax asset (DTA) (excluding DTA impact on the general provision for doubtful debts) over deferred tax liabilities be deducted from Tier 1 capital.

(6)       Includes $2,922 million investment in non-consolidated controlled entities, net of intangible component deducted from Tier 1 capital (Sep 05: $2,922 million, Mar 05: $2,922 million).

(7)       Risk-weighted assets - market risk is calculated based on the Standard Method.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Michaela J Healey
Date: 11 May 2006	Name: Michaela J Healey
Title: Company Secretary